UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

RAPT Therapeutics, Inc.

(Name of Subject Company)

RAPT Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

75382E208

(CUSIP Number of Class of Securities)

Brian Wong

President and Chief Executive Officer

RAPT Therapeutics, Inc.

561 Eccles Avenue

South San Francisco, California 94080

(650) 489-9000

With copies to:

Jamie Leigh

Courtney M.W. Tygesson

Bill Roegge

Lindsey O’Crump

Cooley LLP

3 Embarcadero Center, 20th Floor

San Francisco, CA 94111

(415) 693-2000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex I. Opinion of J.P. Morgan Securities LLC

Annex II. Section 262 of the Delaware General Corporation Law, Appraisal Rights

ii

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates to is RAPT Therapeutics, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 561 Eccles Avenue, South San Francisco, California 94080, and the telephone number of its principal executive offices is (650) 489-9000. Unless the context suggests otherwise, references in this Schedule 14D-9 to “RAPT Therapeutics,” the “Company,” “we,” “us,” and “our” refer to RAPT Therapeutics, Inc.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”). As of January 30, 2026, there were 30,922,702 shares of Company Common Stock issued and outstanding, (ii) 3,357,114 shares of Company Common Stock subject to issuance pursuant to outstanding options to purchase shares of Company Common Stock (the “Stock Options”), of which 1,530,086 shares of Company Common Stock are subject to issuance pursuant to 2025 Options (as defined below), (iii) 56,736 shares of Company Common Stock issuable upon settlement of outstanding restricted stock unit awards (“RSUs”), of which 27,000 shares of Company Common Stock are issuable upon settlement of 2025 RSUs (as defined below, and (iv) 4,934,701 shares of Company Common Stock issuable upon exercise of outstanding pre-funded warrants to purchase shares of Company Common Stock at a cashless net exercise price of $0.0008 (“Warrants”).

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Redrose Acquisition Co., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of GlaxoSmithKline LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding shares (the “Shares”) of Company Common Stock in exchange for $58.00 per Share, net to the stockholder in cash, without interest (the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 2, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). As used in this Schedule 14D-9, “GSK” refers to affiliated entities of GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), including Parent and Purchaser.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated January 19, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and solely for purposes of providing a guaranty pursuant to Section 8.11 of the Merger Agreement, Ultimate Parent, pursuant to which, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a direct wholly-owned subsidiary of Parent (the “Merger”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed jointly by Ultimate Parent, Parent and Purchaser with the Securities and

Exchange Commission (the “SEC”) on February 2, 2026. The Offer to Purchase and the form of Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being disseminated to the Company’s stockholders together with this Schedule 14D-9. The Offer will expire at the Expiration Time. The term “Expiration Time” means one minute past 11:59 p.m., Eastern Time, on March 2, 2026, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below. Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered (and not validly withdrawn) pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) is not obligated to accept for payment any tendered Shares unless, at the then-scheduled Expiration Time, each of the following conditions (collectively, the “Offer Conditions”) has been met:

a)

the Minimum Condition has been satisfied. The “Minimum Condition” means there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned Subsidiaries (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), would represent a majority of Shares outstanding at the time of the expiration of the Offer;

b)	the Representations Condition has been satisfied. The “Representations Condition” means that:

i.

the representations and warranties of the Company as set forth in Section 3.1(a) and (b) (Due Organization; Subsidiaries, Etc.), subsections (a) (second sentence only), (b), (c) (second and last sentences only) and (e) of Section 3.3 (Capitalization, Etc.), Section 3.21 (Authority; Binding Nature of Agreement) and Section 3.23 (Merger Approval) of the Merger Agreement are accurate in all material respects at and as of the Offer Acceptance Time (as defined below) as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date is measured (subject to the applicable materiality standard as set forth in this paragraph (b)(i)) only as of such date);

ii.

the representations and warranties of the Company set forth in the first sentence of Section 3.5(a) (Absence of Changes) of the Merger Agreement are accurate at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date is measured (subject to the applicable materiality standard as set forth in this paragraph (b)(ii)) only as of such date);

iii.

the representations and warranties of the Company as set forth in subsections (a) (first sentence only), (c) (first sentence only) and (d) of Section 3.3 (Capitalization, Etc.) of the Merger Agreement are accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except to the extent the failures of such representations and warranties to be true and correct individually and in the aggregate are de minimis (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date is measured (subject to the applicable de minimis standard as set forth in this paragraph (b)(iii)) only as of such date); and

iv.	the representations and warranties of the Company as set forth in the Merger Agreement (other than those referred to in paragraphs (b)(i), (b)(ii) and (b)(iii) above) are accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties are disregarded if such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (as defined in the Merger Agreement) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties are disregarded (except in the case of the standard for what constitutes a defined term thereunder and the use of such defined term therein) and (B) the accuracy of those representations or warranties that address matters only as of a specific date are measured (subject to the applicable materiality standard as set forth in this paragraph (b)(iv)) only as of such date);

c)

the Company Compliance Condition has been satisfied. The “Company Compliance Condition” means that the Company has complied with, or performed, in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

d)

Parent and Purchaser have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer or Chief Financial Officer confirming that each of the Representations Condition, the Company Compliance Condition and the Material Adverse Effect Condition (as defined below) has been duly satisfied;

e)	the Regulatory Conditions have been satisfied. The “Regulatory Conditions” are as follows:

i.

any applicable waiting period (and any extensions thereof) under the HSR Act, and any timing agreement mutually entered by Parent and the Company with a governmental body to not consummate the Offer or the Merger, has expired or been terminated;

ii.

in relation to the HSR Act, there has not been issued by any court of competent jurisdiction and remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor has any applicable law been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which remains in effect and prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger;

f)

the Material Adverse Effect Condition has been satisfied. The “Material Adverse Effect Condition” means there has not occurred a Material Adverse Effect (as defined in the Merger Agreement) that is continuing; or

g)	the Merger Agreement has not been terminated in accordance with its terms.

Subject to the terms of the Offer and the Merger Agreement and subject to the satisfaction or waiver of all of the Offer Conditions, Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the scheduled Expiration Time (which will be within one business day of the Expiration Time) (the date and time of acceptance for payment, the “Offer Acceptance Time”). At or promptly following the Offer Acceptance Time, Purchaser will pay, or cause the paying agent for the Offer to pay, for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the Merger Agreement, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation.

At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares (a) held by the Company or held in the Company’s treasury (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), (b) held by Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent, (c) irrevocably accepted for purchase in the Offer, or (d) held by holders who are entitled to demand appraisal rights under Section 262 of the DGCL, have properly exercised and perfected their respective demands for appraisal, and as of the Effective Time have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest and subject to any applicable withholding of taxes and each holder of a certificate or a book-entry Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such certificate or book-entry Share.

Pursuant to the Merger Agreement, Ultimate Parent has agreed to guarantee to the Company the due and punctual observance, payment, performance and discharge of the obligations of Parent and Purchaser pursuant to the Merger Agreement.

According to the Offer to Purchase, the business address of both Parent and Purchaser is FMC Tower at Cira Centre South, 2929 Walnut Street, Suite 1700, Philadelphia, PA 19104 and the telephone number at such principal office is +1 (888) 825 5249.

The Offer, the Merger and the transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.” The Merger Agreement is summarized in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase. A copy of the Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

The foregoing summary and description of the Merger Agreement and the Transactions is qualified in its entirety by the more detailed description contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement.

Additional information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of the Company’s website at https://investors.rapt.com/investor-relations.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and either of (i) the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Our board of directors (the “Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9 along with other matters as described below under “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Board.”.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

In considering the recommendation of the Board to tender shares of Company Common Stock in the Offer, the Company’s stockholders should be aware that the Company’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of the Company’s stockholders generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.

Treatment of Shares, Stock Options and RSUs in Connection with the Offer and Merger

Certain executive officers and directors of the Company hold (i) Shares, (ii) Stock Options and/or (iii) RSUs, whether granted pursuant to a Company equity incentive plan (a “Company Equity Plan”) or otherwise.

Treatment of Shares

If the directors and executive officers of the Company who own Shares tender their Shares pursuant to the Offer, such individuals will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other stockholders of the Company, as described above. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that were not tendered into the Offer will be converted into the right to receive the Merger Consideration at the Effective Time on the same terms and conditions as the other Company stockholders whose Shares are converted in the Merger.

The following table sets forth (i) the number of Shares beneficially owned as of January 30, 2026, by each of our executive officers and directors, excluding any Shares subject to issuance pursuant to outstanding Stock Options or RSUs and Shares that may be acquired under the Company ESPP (as defined below), and (ii) the approximate aggregate Merger Consideration payable for such Shares. Accordingly, the numbers set forth below do not reflect any exercises, forfeitures or additional vesting that may occur between the close of business on January 30, 2026 and the Effective Time.

Name of Executive Officer or Director	Number of Shares(1)	Merger Consideration for Shares
Executive Officers
Brian Wong, M.D. Ph.D.,
President, Chief Executive Officer and Director	64,102	$3,717,916
Dirk Brockstedt, Ph.D.,
Chief Scientific Officer	4,648	$269,584
Rodney Young,
Chief Financial Officer	3,304	$191,632
Directors	—	—
Michael Giordano, M.D.	—	—
Mary Ann Gray, Ph.D.	—	—
Linda Kozick	—	—
Lori Lyons-Williams	—	—
Scott Braunstein, M.D.	—	—
Ashley Dombkowski, Ph.D.	—	—
All current directors and executive officers as a group (9 persons)		—

(1)	Amounts include shares held indirectly.

Treatment of Stock Options

Each Stock Option that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, other than any 2025 Option (as defined below), shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon the occurrence of, the Effective Time.

As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Stock Option (other than a 2025 Option) that has a per share exercise price that is less than the Merger Consideration that is outstanding and unexercised as of immediately before the Effective Time shall be cancelled and converted solely into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such Stock Option immediately prior to the Effective Time, multiplied by (ii) the excess of (x) the Merger Consideration over (y) the exercise price payable per Share under such Stock Option (the “Option Consideration”).

As of the Effective Time, each Stock Option that is unvested as of immediately prior to the Effective Time and was granted after March 1, 2025 (other than any such Stock Options granted to non-employees) (each such Stock Option, a “2025 Option”) will be cancelled and converted into a cash-based award of Parent (a “Converted Option”), which shall entitle the holder thereof to receive an amount in cash equal to the Option Consideration (the “Converted Option Consideration”). Each Converted Option (and the right to receive the Converted Option Consideration) shall be subject to the same terms and conditions (including vesting, forfeiture and acceleration provisions) that were applicable to the corresponding 2025 Option immediately prior to the Effective Time; provided, that (i) the Converted Option Consideration shall vest and become payable 50% upon the date that closing occurs pursuant to the Merger Agreement (the “Closing Date”) and 50% upon the date that is nine months following the Closing Date and (ii) in the event that the holder of a Converted Option experiences an Involuntary Termination (as defined in the Merger Agreement) following the Closing Date but prior to the date that is nine months following the Closing Date, such holder’s Converted Option Consideration shall immediately vest and become payable without any further action on the part of Parent or any other person.

The following table sets forth (i) (a) the number of Shares subject to outstanding Stock Options (other than 2025 Options) held as of January 30, 2026, by each of our executive officers and directors and (b) the approximate aggregate Option Consideration that would be payable with respect to such Stock Options, and (ii) (a) the number of Shares subject to outstanding 2025 Options held as of January 30, 2026, by each of our executive officers and (b) the approximate aggregate Converted Option Consideration that would be payable with respect to such 2025 Options. Accordingly, the numbers set forth below do not reflect any exercises, forfeitures or additional vesting that may occur between the close of business on January 30, 2026 and the Effective Time.

Name of Executive Officer or Director	Number of Shares Subject to Stock Options (Excluding 2025 Options)(1)	Option Consideration for Stock Options (Excluding 2025 Options)(1)	Number of Shares Subject to 2025 Options	Converted Option Consideration for 2025 Options
Executive Officers
Brian Wong, M.D. Ph.D.,
President, Chief Executive Officer and Director	391,376	$17,297,547	637,500	$32,238,375
Dirk Brockstedt, Ph.D.,
Chief Scientific Officer	98,636	$4,619,127	100,000	$5,057,000
Rodney Young,
Chief Financial Officer	133,128	$6,325,396	118,750	$6,005,188
Directors
Michael Giordano	37,614	$1,732,150	—	—
Mary Ann Gray	44,440	$2,094,133	—	—
Linda Kozick	39,394	$1,816,376	—	—
Lori Lyons-Williams	36,790	$1,725,097	—	—
Scott Braunstein, M.D.	25,000	$1,264,000	—	—
Ashley Dombkowski, Ph.D.	25,000	$1,264,000	—	—
All current directors and executive officers as a group (9 persons)	831,378	$38,137,826	856,250	$43,300,563

(1)	Includes both the vested and unvested portions of such Stock Options.

Treatment of RSUs

Each RSU granted pursuant to a Company Equity Plan that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, other than any 2025 RSU (as defined below), shall, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, be cancelled and converted into the right to receive the RSU Consideration, being cash in an amount equal to (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time without regard to vesting, multiplied by (ii) the Merger Consideration.

As of the Effective Time, each RSU that is unvested as of immediately prior to the Effective Time and was granted after March 1, 2025 (other than any such RSUs granted to non-employees) (a “2025 RSU”) will be cancelled and converted into a cash-based award of Parent (a “Converted RSU”), which shall entitle the holder thereof to receive an amount in cash equal to the RSU Consideration (the “Converted RSU Consideration”). Each Converted RSU (and the right to receive the Converted RSU Consideration) shall be subject to the same terms and conditions (including vesting, forfeiture and acceleration provisions) that were applicable to the corresponding 2025 RSU immediately prior to the Effective Time; provided, that (i) the Converted RSU Consideration shall vest and become payable 50% upon the Closing Date and 50% upon the date that is nine months following the Closing Date (the “Converted RSU Payment Dates”) and (ii) in the event that the holder of a Converted RSU experiences an Involuntary Termination following the Closing Date but prior to the date that is nine months following the Closing Date, such holder’s Converted RSU Consideration shall immediately vest and become payable without any further action on the part of Parent or any other person.

The following table sets forth (i) (a) the number of Shares subject to outstanding RSUs (other than 2025 RSUs) held as of January 30, 2026, by each of our executive officers and directors and (b) the approximate aggregate RSU Consideration that payable with respect to such RSUs, and (ii) (a) the number of Shares subject to outstanding 2025 RSUs held as of January 30, 2026, by each of our executive officers and (b) the approximate aggregate Converted RSU Consideration that would be payable with respect to such 2025 RSUs. Accordingly, the numbers set forth below do not reflect any forfeitures or additional vesting that may occur between the close of business on January 30, 2026 and the Effective Time.

Name of Executive Officer or Director	Number of Shares Subject to RSUs (Excluding 2025 RSUs)	RSU Consideration for RSUs (Excluding 2025 RSUs)	Number of Shares Subject to 2025 RSUs	Converted RSU Consideration for 2025 RSUs
Executive Officers
Brian Wong, M.D. Ph.D.,
President, Chief Executive Officer and Director	—	—	—	—
Dirk Brockstedt, Ph.D.,
Chief Scientific Officer	—	—	—	—
Rodney Young,
Chief Financial Officer	—	—	—	—
Directors
Michael Giordano, M.D.	4,956	$287,448	—	—
Mary Ann Gray, Ph.D.	4,956	$287,448	—	—
Linda Kozick	4,956	$287,448	—	—
Lori Lyons-Williams	4,956	$287,448	—	—
Scott Braunstein, M.D.	4,956	$287,448	—	—
Ashley Dombkowski, Ph.D.	4,956	$287,448	—	—
All current directors and executive officers as a group (9 persons)	29,736	$1,724,688	—	—

Treatment of the Company’s Amended and Restated 2019 Employee Stock Purchase Plan

With respect to the Company’s Amended and Restated 2019 Employee Stock Purchase Plan (the “Company ESPP”), the Merger Agreement provides that the Company ESPP will terminate as of the Effective Time, and if the Closing will occur before the end of any ongoing offering period in existence under the Company ESPP on the date of the Merger Agreement, any such offering period (and purchase period thereunder) will be shortened so that a new purchase date occurs no later than the last business day prior to the Effective Time, with any funds remaining in a participant’s account after such purchase returned to such participant. In addition, no new offering period may commence on or after the date of the Merger Agreement.

Employment Agreements

We have entered into an employment letter agreement with each of our executive officers. Pursuant to each executive officer’s employment letter agreement, if the executive officer’s employment is terminated, other than during the 12-month period following a “change in control” (as defined in the employment letter agreement and which includes the Merger), either (1) by us without “cause” (and not due to the executive officer’s death or disability) or (2) by the executive officer for “good reason” (as such terms are defined in the employment letter agreement), then, subject to the preconditions described below, the executive officer will be entitled to receive the following payments and benefits: (i) continuing payments of his then-current base salary (or the level in effect before any reduction in base salary that constitutes good reason) for a period of 9 months (or in Dr. Wong’s case, 12 months); and (ii) reimbursement of premiums for coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), for the executive officer and his eligible dependents, if any, for up to 9 months (or in Dr. Wong’s case, 12 months), or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate applicable law.

Each employment letter agreement also provides that if the applicable executive officer’s employment is terminated during the 12-month period following a change in control either (1) by us without cause (and not due to the executive officer’s death or disability) or (2) by the executive officer for good reason, then, subject to the preconditions described below, the executive officer will be entitled to receive the following payments and benefits: (i) continuing payments of his then-current base salary (or the level in effect before any reduction in base salary that constitutes good reason) for a period of 12 months (or in Dr. Wong’s case, 18 months); (ii) a lump sum cash payment equal to the executive officer’s target annual bonus; (iii) reimbursement of premiums for coverage under COBRA, for the executive officer and his eligible dependents, if any, for up to 12 months (or in Dr. Wong’s case, 18 months), or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate applicable law; and (iv) accelerated vesting and exercisability of all outstanding equity awards.

The receipt of the severance payments and benefits described above is conditioned on the executive officer’s timely signing and not revoking a release of claims in a form acceptable to us, as well as remaining in compliance with all continuing obligations he owes to us, including those under the confidential information and inventions assignment agreement applicable to the executive officer.

Each of the employment letter agreements with our executive officers also provides that if any payment or benefits to be provided to the applicable executive officer would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax under Section 4999 of the Code, the executive officer would be entitled to receive either full payment of such payments and benefits or such lesser amount which would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the executive officer.

Non-Employee Director Compensation Policy

Under the Company’s non-employee director compensation policy (the “Director Compensation Policy”), each non-employee member of the Board who remains in continuous service with us until immediately prior to the closing of a change in control (which includes the Merger) will receive 100% acceleration of the vesting of such individual’s then-outstanding equity awards that were granted under the Director Compensation Policy effective as of immediately prior to the closing of such change in control.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on, or otherwise relates to, the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes, for purposes of this calculation, that (A) the Effective Time occurred on January 30, 2026, (B) the employment of each named executive officer (other than Dr. Ho) was terminated immediately following the Effective Time in a manner entitling such named executive officer to receive severance payments and benefits under the terms of his employment letter agreement, and (C) each such named executive officer timely executes (and does not revoke) a general release of claims in favor of the Company and remains in compliance with all continuing obligations he owes to us.

Name	Cash ($)(1)(4)	Equity ($)(2)(4)	Perquisites/ Benefits ($)(3)(4)	Total ($)(4)
Brian Wong, M.D. Ph.D.	$1,357,100	$36,673,958	$72,406	$38,103,465
Dirk Brockstedt, Ph.D.	$673,400	$6,972,010	$47,814	$7,693,224
Rodney Young	$702,800	$8,423,658	$36,060	$9,162,518
William Ho, M.D., Ph.D.	—	$5,594,264	—	$5,594,264

(1)

The amounts listed in this column represent cash severance payments that would be payable to each named executive officer (other than Dr. Ho) under his employment letter agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Employment Agreements,” in the event the named executive officer’s employment was terminated by the Company without cause (excluding due to death or disability) or by the named executive officer for good reason during the 12-month period following a change in control. The amount listed for each such named executive officer represents (i) continuing payments of the named executive officer’s base salary for a period of 12 months (or in Dr. Wong’s case, 18 months) and (ii) a lump sum cash payment equal to the named executive officer’s target annual bonus, based on the named executive officer’s base salary and target annual bonus in effect as of January 28, 2026. The table below sets forth the breakdown of these cash payments. These payments are all “double-trigger” in nature and are subject to the named executive officer timely signing and not revoking a release of claims and remaining in compliance with all continuing obligations he owes to us. The Company expects to increase the base salaries of these named executive officers by 5% for Dr. Wong, 5.1% for Dr. Brockstedt, and 3.5% for Mr. Young, and these base salary increases would result in corresponding increases to their target annual bonuses and the amounts of these salary severance payments and bonus severance payments. Dr. Ho is not eligible to receive any cash severance that is based on, or otherwise relates to, the Merger.

Name	Salary Severance Payments ($)	Bonus Severance Payment ($)
Brian Wong, M.D. Ph.D.	$993,000	$364,100
Dirk Brockstedt, Ph.D.	$481,000	$192,400
Rodney Young	$502,000	$200,800

(2)

The amounts listed in this column represent the aggregate dollar value of the unvested Stock Options (other than 2025 Options) and 2025 Options held by the Company’s named executive officers, as applicable, as of January 30, 2026, all of which will be cancelled at the Effective Time and converted into a right to receive the consideration described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Treatment of Shares, Stock Options, RSUs and Warrants in Connection with the Offer and Merger.” The payments of such consideration for Stock Options (excluding any 2025 Options) are “single trigger” in nature and will be made in a lump sum. The payments of such consideration for 2025 Options are “double trigger” in nature and will be made in a lump sum. None of the Company’s named executive officers held any RSUs as of January 30, 2026.

Name	Value of Unvested Stock Options (other than 2025 Options) ($)	Value of 2025 Options ($)
Brian Wong, M.D. Ph.D.	$9,136,975	$27,536,983
Dirk Brockstedt, Ph.D.	$2,652,473	$4,319,538
Rodney Young	$3,294,191	$5,129,467

(3)

With respect to each named executive officer (other than Dr. Ho), the amounts listed in this column represent the estimated cost of the reimbursement of the COBRA premiums for 12 months (or 18 months in the case of Dr. Wong) that would be due to the named executive officer under his employment letter agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Employment Agreements,” in the event the named executive officer’s employment was terminated by the Company without cause (excluding due to death or disability) or by the named executive officer for good reason during the 12-month period following a change in control. These amounts are “double trigger” in nature and are subject to the named executive officer timely signing and not revoking a release of claims and remaining in compliance with all continuing obligations he owes to us.

(4)

If any payment or benefits to be provided to a named executive officer (other than Dr. Ho) would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax under Section 4999 of the Code, the named executive officer would be entitled to receive either full payment of such payments and benefits or such lesser amount which would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer. The amounts listed in this column assume that either (i) none of the payments and benefits to be provided to such named executive officers would constitute “parachute payments” or (ii) such named executive officers would be entitled to receive full payment of their “parachute payments.”

Indemnification of Executive Officers and Directors

The Company’s Amended and Restated Certificate of Incorporation, as most recently amended by a Certificate of Amendment on June 13, 2025 and currently in effect (the “Charter”), provides that, to the maximum extent permitted by the DGCL, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(b)(7) of the DGCL provides, generally, that a company’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. The Charter provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

The Amended and Restated Bylaws of the Company, as amended on November 4, 2019, also provide that the Company may advance expenses to any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director, or executive officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise.

The Company has also entered into indemnification agreements with all of its directors and executive officers. In general, these agreements provide that the Company will indemnify the directors or executive officers to the fullest extent permitted by law for claims arising in his or her capacity as a director or executive officer of the Company or in connection with his or her service at the Company’s request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the executive officer or director. The Company also maintains customary directors’ and officers’ liability insurance.

The Merger Agreement also provides that Parent agrees that all rights to indemnification and exculpation from liability for acts or omissions occurring on or prior to the Effective Time existing, as of January 19, 2026, in favor of any of the current or former directors, managers, officers, or employees of the Company (each an “Indemnified Party” and collectively the “Indemnified Parties”), as provided in the respective organizational documents or in indemnification agreements set forth in the Merger Agreement, to the extent made available to Parent or Parent’s representatives prior to January 19, 2026 and as in effect as of January 19, 2026, shall survive the Effective Time and shall continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Effective Time. From and after the Effective Time, Parent shall cause the Surviving Corporation and its subsidiaries to comply with and honor the foregoing obligations. On or prior to the Effective Time, the Company shall pay (in full) for a non-cancelable run-off insurance policy of not less than the existing coverage amount, for a period of six (6) years after the Effective Time, to provide insurance coverage for events, acts or omissions occurring on or prior to the Effective Time for all Indemnified Parties and other persons who were covered under the directors’ and officers’ insurance policy maintained by the Company as of January 19, 2026 and made available to Parent, which policy shall contain terms and conditions no less favorable in the aggregate to the insured persons than such coverage maintained by the Company. The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance is qualified in its entirety by reference to the Charter, the Bylaws, the Merger Agreement and the Form of Indemnification Agreement, which are filed as Exhibits (e)(6), (e)(7), (e)(8), (e)(1) and (e)(16) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Arrangements Through and Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s executive officers or directors have entered into any agreements or arrangements with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management (the “Company Management”) in the future.

Effect of the Merger Agreement on Employee Benefits

The Merger Agreement provides that Parent will, and will cause the Surviving Corporation and its subsidiaries to, for a period of one year following the Effective Time (or, if shorter, during the period of employment), maintain for each employee of the Company who is employed by the Company as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any affiliate thereof) (each, a “Continuing Employee”) during such period: (i) a base salary (or base wages) and target cash incentive opportunities (including annual bonus opportunity, commission opportunity, and any other short-term variable comp opportunity, but excluding retention, change in control and equity-based compensation) each of which is no less favorable than that provided to the Continuing Employee as of immediately prior to the Effective Time, and (ii) benefits (excluding any retiree health or defined benefit retirement benefits, severance pay and benefits, equity or equity-based compensation, retention or change of control related compensation and benefits that are no less favorable) in the aggregate to those provided to the Continuing Employee immediately prior to the Effective Time.

In addition, subject to the terms of the governing plan documents (and Parent’s commercially reasonable efforts to amend such documents where necessary to effectuate this provision), each Continuing Employee will be given service credit for purposes of eligibility to participate, benefit levels (including levels of benefits under Parent’s or the Surviving Corporation’s vacation policy) and eligibility for vesting under Parent or the Surviving Corporation’s vacation or paid time off policy and health and welfare benefit plans and arrangements (excluding any retiree health plans or programs and any defined benefit retirement plans or programs maintained by Parent or the Surviving Corporation) with respect to the Continuing Employee’s length of service with the Company (and its predecessors) prior to the Effective Time to the same extent such Continuing Employee was entitled to such service credit under a corresponding Employee Plan (as defined in the Merger Agreement) in which such Continuing Employee participated immediately prior to Effective Time, provided that the foregoing shall not result in the duplication of benefits or to benefit accrual under any pension plan.

With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume, as of the Effective Time, the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

For purposes of any health or welfare benefit plan of Parent and/or the Surviving Corporation in which a Continuing Employee is eligible to participate as of the Effective Time, Parent shall use commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employee, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time and (ii) ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances, credit Continuing Employees for service and amounts paid prior to the Effective Time with the Company (and its predecessors) under applicable Employee Plans to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding Employee Plan of the Company.

If annual bonuses in respect of the Company’s 2025 fiscal year have not been paid prior to the Closing Date, Parent will, or will cause the Surviving Corporation to, pay each Continuing Employee a 2025 annual bonus in an amount equal to the annual bonus to which such Continuing Employee would be entitled based on the Company’s actual performance under the applicable bonus arrangements of the Company in effect as of the date of the Merger Agreement. Parent shall, or shall cause the Surviving Corporation to, make such bonus payments as soon as reasonably practicable following the second payroll date following the Closing Date, subject to continued service through immediately prior to the Closing Date.

Section 16 Matters

Prior to the Offer Acceptance Time, the Board has and will take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition by Company directors and officers of Shares, Stock Options and RSUs contemplated by the Merger Agreement.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the Offer Acceptance Time, the compensation committee of the Board shall take all such actions as may be required to approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Merger Agreement

On January 19, 2026, the Company, Parent, Purchaser and solely for purposes of providing a guaranty pursuant to Section 8.11 of the Merger Agreement, Ultimate Parent, entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” and the description of the terms and conditions of the Offer contained in Section 15 — “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Among other matters, the Merger Agreement provides that prior to the Effective Time, the Company shall satisfy all notification requirements under the terms of any outstanding Warrants. Each Warrant that is outstanding and unexercised as of immediately prior to the Effective Time (excluding, for the avoidance of doubt, any Warrant to the extent the holder thereof has elected a cashless exercise of such Warrant prior to the Effective Time) shall, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, cease to represent a right to acquire Shares, or any equity interest in any other Person, and be converted into the right to receive the Warrant Consideration, being cash, without any interest thereon, in an amount equal to (i) the total number of Shares subject to such Warrant immediately prior to the Effective Time, multiplied by (ii) the excess of (x) the Merger Consideration over (y) the exercise price per Share under such Warrant. The Company shall use reasonable best efforts to obtain a written acknowledgement prior to the Offer Acceptance Time from each holder of an outstanding Warrant of its acceptance of the treatment of Warrants as described herein (it being understood that the receipt of such acknowledgements shall not be a condition to the consummation of the Offer or the Merger).

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement is not intended to provide, modify or supplement any factual disclosures about the Company, Parent or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Merger or otherwise. The Merger Agreement and this summary should not be relied upon as disclosure about the Company or Parent. None of the Company’s stockholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered by the Company to Parent and Purchaser in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk among the parties to the Merger Agreement and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases, are qualified by the confidential disclosure letter delivered by the Company to Parent and Purchaser concurrently with the execution of the Merger Agreement (the “Disclosure Letter”). The Merger Agreement is not intended to modify or supplement any factual disclosures about the Company or GSK in the Company’s public reports and other filings with the SEC. Investors are not third-party beneficiaries under the Merger Agreement (except that any one or more of the holders of Shares, Stock Options, RSUs and Warrants may enforce the provisions in the Merger Agreement relating to their right to receive the consideration in the Merger applicable to such holder(s)). Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of the representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in GSK’s or the Company’s public disclosures.

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Tender and Support Agreements

On January 19, 2026, in connection with the execution of the Merger Agreement, certain stockholders of the Company (collectively, the “Supporting Stockholders”) owning securities representing approximately 0.25% of the outstanding Shares in the Company in the aggregate entered into tender and support agreements with Parent and Purchaser (the “Tender and Support Agreements”).

Each Tender and Support Agreement provides that each Supporting Stockholder, solely in such Supporting Stockholder’s capacity as a holder of Shares, will tender all of the Shares held by such Supporting Stockholder (the “Subject Shares”) in the Offer. Each Tender and Support Agreement also provides that, in connection with any meeting of stockholders of the Company, or any action by written consent, in which the vote, consent or other approval of the stockholders of the Company is sought with respect to the Offer, the Merger, the Merger Agreement or any Acquisition Proposal, the applicable Supporting Stockholder will, among other matters, vote all of the Subject Shares (i) against any Acquisition Proposal, (ii) against any change in membership of the Board that is not recommended or approved by the Board, and (iii) against any other proposed action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with, delay, adversely affect or prevent the consummation of the Offer, the Merger or the other Transactions.

Each Tender and Support Agreement terminates upon certain events, including (i) the termination of the Merger Agreement, (ii) the consummation of the Merger, (iii) any modification, waiver or amendment to the Offer or any provision to the Merger Agreement, without the prior written consent of the Supporting Stockholder that, among other matters, reduces the Offer Price, changes the form or terms of the consideration payable to the Supporting Stockholder pursuant to the Merger Agreement, amends, modifies or waives any terms or conditions of the Offer in a manner that has an adverse effect on the Supporting Stockholder or extends or otherwise changes the time period for the performance obligations of Purchaser or Parent other than as provided in the Merger Agreement, and (iv) if Purchaser has not accepted for payment the Shares tendered in the Offer at the expiration of the Offer.

The foregoing summary of the Tender and Support Agreements is only a summary and is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreements

GSK and the Company entered into a mutual confidential disclosure agreement dated as of November 11, 2025, which was subsequently terminated and replaced by a mutual non-disclosure agreement entered into between Parent and the Company on January 2, 2026 (the “Mutual Non-Disclosure Agreement”). Under the terms of the Mutual Non-Disclosure Agreement, Parent and the Company agreed that, subject to certain exceptions, certain non-public and/or confidential information made available by each party to the other in connection with discussions concerning a possible transaction between the parties will not be disclosed or used for any other purpose. The Mutual Non-Disclosure Agreement also provides that, for a period until the earlier of the consummation of a potential transaction and 12 months from the date of the Mutual Non-Disclosure Agreement, Parent shall not employ or solicit for employment certain officers or employees of the Company, subject to certain customary exceptions. The Mutual Non-Disclosure Agreement includes a standstill provision effective for 12 months from January 2, 2026, for the benefit of the Company, and permits Parent and its representatives to confidentially approach the Board (or an applicable committee thereof) or the Company’s Chief Executive Officer during the standstill period. The standstill obligations are subject to customary fall-away provisions. Subject to certain limited exceptions, the parties’ confidentiality obligations under the Mutual Non-Disclosure Agreement will terminate 18 months from January 2, 2026.

In connection with the Mutual Non-Disclosure Agreement, Parent and the Company entered into a clean team confidentiality agreement dated as of January 5, 2026 (the “Clean Team Agreement”, and together with the Original Confidentiality Agreement and the Mutual Non-Disclosure Agreement, the “Confidentiality Agreements”), which contains customary provisions regarding the sharing of competitively sensitive information only among designated representatives and outside advisors of the parties.

This summary of the Confidentiality Agreements is only a summary and is qualified in its entirety by reference to the Original Confidentiality Agreement, the Mutual Non-Disclosure Agreement and the Clean Team Agreement, copies of which are filed as Exhibits (e)(3), (e)(4) and (e)(5), respectively, to this Schedule 14D-9 and incorporated herein by reference.

Exclusivity Agreement

Prior to signing the Merger Agreement, the Company and Parent entered into a letter agreement, dated January 2, 2026 (the “Original Exclusivity Agreement”), which provided for exclusive negotiations between the Company and Parent until 5:00 p.m., Pacific Standard Time, on January 15, 2026. The Original Exclusivity Agreement was amended effective as of January 15, 2026 (the “Exclusivity Agreement Amendment”), pursuant to which the Company and Parent agreed to extend the period for exclusive negotiations between the Company and Parent until 5:00 p.m., Pacific Standard Time, on January 20, 2026.

This summary of the Exclusivity Agreement and the Exclusivity Agreement Amendment is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement and Exclusivity Agreement Amendment, copies of which are filed as Exhibits (e)(6) and (e)(29), respectively, to this Schedule 14D-9 and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Board.

The Board, at a meeting duly called and held, unanimously (i) determined that the entry into the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, the Offer Price and the Merger Consideration, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) resolved that the Merger will be effected under Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of transactions contemplated thereby, including the Offer and the Merger, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated January 20, 2026, issued by Ultimate Parent and the Company announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.

(b) Background and Reasons for the Board’s Recommendation.

Background of the Offer

Background of the Offer and the Merger

The following chronology summarizes the material meetings and events that led to the execution of the Merger Agreement. The following chronology does not purport to catalogue every discussion or interaction among the Board, members of the Company’s senior management or the Company’s advisors or other parties and their respective financial advisors, legal advisors, affiliates or other representatives.

The Board, together with the Company’s senior management, regularly evaluates the Company’s historical performance, current financial position, future growth prospects and long-term strategic plan. The Board has also considered various strategic opportunities available to the Company, as well as ways to enhance stockholder value and the Company’s performance and prospects, taking into account the business, competitive, political, regulatory, financing and economic environment and developments in the Company’s industry. Since in-licensing the worldwide rights (excluding mainland China, Hong Kong, Macau and Taiwan) to its lead product candidate, ozureprubart (formerly RPT904), in late December 2024, the Company’s primary strategy has consisted of pursuing the clinical development of ozureprubart in food allergy and chronic spontaneous urticaria (“CSU”). In light of the significant capital required to develop, seek regulatory approval for, and successfully commercialize ozureprubart and also pursue the clinical development of the Company’s early stage pipeline assets, the Company has regularly pursued business development, commercial partnerships and equity financing opportunities to facilitate either execution of its standalone strategic plan or other strategic or commercial alternatives. In this regard, at the direction of the Board, members of the Company’s senior management have engaged from time to time in business development and strategic discussions with participants in the pharmaceutical and biotechnology industries with the goal of enhancing value for the Company’s stockholders and reported regularly to the Board on potential business development opportunities.

On September 26, 2025, Ms. Sang-eun Lee, Search & Evaluation Director, Business Development, of GSK sent an email to Lisa Moore, Ph.D, the Company’s Senior Vice President of Business Development and Strategy requesting to schedule a call with Dr. Moore. Dr. Moore and Ms. Lee met by videoconference on October 1, 2025, where GSK inquired about the Company’s development plans for ozureprubart and its partnering strategy. The Company did not have any further interaction with GSK until October 23, 2025.

On October 20, 2025, the Company and its collaboration partner, Shanghai Jeyou Pharmaceutical Co., Ltd. (“Jeyou”), announced positive topline data from Jeyou’s Phase 2 trial of ozureprubart as monotherapy in CSU.

On October 21, 2025, the Company announced that it had priced an underwritten public offering of 8,333,333 shares at a price of $30.00 per share, for aggregate net proceeds of approximately $234.4 million. The offering closed on October 23, 2025. The Company announced its intention to use the net proceeds from the offering, together with its existing cash, cash equivalents and marketable securities, to advance the development of ozureprubart in food allergy and CSU, to support other pipeline initiatives and for working capital and general corporate purposes. Following the closing of the offering, the Company estimated that its cash resources would be sufficient to fund its operations into calendar year 2028.

On October 23, 2025, Ms. Lee emailed Dr. Moore to further inquire as to the Company’s future clinical development plans for ozureprubart and to ask if members of the Company’s management would be willing to provide GSK with a management presentation in order to facilitate GSK’s evaluation of a potential strategic transaction involving the Company. Between October 23 and November 15, 2025, the Company and GSK did not have any further interactions.

On October 27, 2025, the Company announced that it had initiated a Phase 2b clinical trial of ozureprubart in food allergy.

On November 15, 2025, in anticipation of continued discussions concerning a potential strategic transaction involving ozureprubart, the Company entered into a confidentiality agreement with GSK, which did not include a standstill provision (the “Original Confidentiality Agreement”).

On November 24, 2025, representatives of the Company’s senior management gave a management presentation to representatives of GSK via videoconference.

On November 25, 2025, Ms. Lee and Dr. Moore discussed certain diligence matters over email, during which Ms. Lee did not indicate whether GSK was interested in a partnership transaction or an acquisition.

Later on November 25, 2025, the Company’s senior management became aware that GSK initiated outreach to a significant stockholder of the Company, and that GSK expressed to such significant stockholder an interest in engaging in due diligence efforts in pursuit of a potential strategic transaction with the Company. A principal of the significant stockholder introduced Brian Wong, M.D., Ph.D, the Company’s President and Chief Executive Officer to Chris Sheldon, Ph.D, Senior Vice President, Head of Business Development for GSK over email, to facilitate the diligence process. The Board had not and did not direct or authorize such significant stockholder to engage in any such discussions with GSK on behalf of the Company.

Between November 26 and December 1, 2025, representatives of GSK sent the Company a series of due diligence questions in connection with their evaluation of ozureprubart and requested that the Company set up a virtual data room (“VDR”) to upload documents responsive to their due diligence questions.

Beginning on December 2, 2025 and continuing until December 12, 2025, at the request of GSK, the Company made available to GSK via the VDR and on a number of due diligence calls certain additional confidential information about the Company, ozureprubart and its business to facilitate GSK’s initial business due diligence investigation of the Company.

Between December 3 and December 11, 2025, representatives of the Company’s senior management met with representatives of GSK by videoconference to continue business development discussions relating to ozureprubart from a clinical, regulatory, manufacturing and commercial perspective and to review various due diligence matters.

On December 4, 2025, the Board held a meeting with representatives of senior management and Cooley LLP (“Cooley”), the Company’s outside counsel, in attendance. During the meeting, Dr. Wong briefed the Board regarding interactions with GSK to date, including GSK’s interest in pursuing a potential strategic transaction with the Company and GSK’s due diligence efforts to date. The Board discussed with senior management GSK’s level of interest in the Company and whether to retain a financial advisor to assist the Company in evaluating a potential strategic transaction with GSK and other available alternatives. During this discussion, Dr. Wong noted that a significant stockholder of the Company had previously informed Dr. Wong on November 25, 2025, that representatives of GSK had reached out to such stockholder to indicate their interest in pursuing an acquisition of the Company. The Board authorized senior management to continue engaging with GSK, including providing limited confidential information to the extent necessary to inform GSK’s view of value, directed management to identify potential financial advisors to present their capabilities to the Board, and agreed to meet again in the near term to interview the potential financial advisors and further discuss process and next steps.

On December 8, 2025, Dr. Sheldon and Dr. Wong held a videoconference at Dr. Sheldon’s request. During the meeting, Dr. Sheldon confirmed that GSK was interested in pursuing a potential acquisition of the Company, with such acquisition to be announced before the J.P. Morgan Healthcare Conference (the “JPM Healthcare Conference”), which commenced on January 12, 2026. Dr. Sheldon also reviewed GSK’s key due diligence focus areas to enable them to submit an initial non-binding proposal. Dr. Wong stated that he would discuss Dr. Sheldon’s feedback with the Board.

Later on December 8, 2025, the Board held a meeting with representatives of senior management and Cooley in attendance. Dr. Wong updated the Board regarding the status of discussions with GSK, including his conversation with Dr. Sheldon earlier that day. Representatives of Cooley reviewed the fiduciary duties of the directors in the context of a potential unsolicited acquisition proposal and associated strategic and process considerations. Thereafter, the Board, by unanimous vote, established a Transaction Committee of the Board (the “Transaction Committee”) to assist the Board in reviewing, evaluating, and negotiating an acquisition transaction or any other strategic alternative that the Transaction Committee determined, in consultation with the Board, to consider and to make recommendations to the Board on whether to approve any such transaction, with the full Board retaining the final decision-making authority to approve or reject any such transaction. The Transaction Committee was formed for efficiency and not to address any potential conflicts. The Transaction Committee comprised Lori Lyons-Williams, Scott Braunstein and Ashley Dombkoswki. Next, three leading investment banking firms, including J.P. Morgan Securities LLC (“J.P. Morgan”), separately presented their capabilities and assessment of the Company and its available strategic alternatives to the Board on the basis of publicly available information. After excusing the potential financial advisors from the meeting, the Board engaged in a discussion with representatives of senior management and Cooley regarding each of the potential financial advisors and provided input to senior management regarding the Board’s preferences. The Board ultimately selected J.P. Morgan to act as the Company’s financial advisor based on, among other factors, its experience in the industries in which the Company and GSK operate, its knowledge of the food allergy space and its familiarity with the Company, GSK, and the landscape of other potential strategic counterparties for the Company. The Board also discussed the potential timing for outreach to other potential strategic counterparties to assess their interest in a potential acquisition of the Company and agreed that it would be critical to conduct any such outreach in a manner that would enable such other potential counterparties to credibly submit an acquisition proposal in light of the preliminary due diligence already conducted by GSK and GSK’s expressed desire to announce a transaction before the JPM Healthcare Conference. The Board also discussed the level of due diligence information that had been provided to GSK to date and agreed that further material due diligence information should be withheld until GSK submitted a non-binding acquisition proposal that the Board viewed as sufficiently attractive to warrant further engagement.

On December 12, 2025, Dr. Moore sent an email to representatives of GSK responding to certain outstanding due diligence requests, and indicated that the Company would not be providing further due diligence information unless and until GSK submitted a non-binding acquisition proposal for assessment by the Board.

On December 15, 2025, Dr. Sheldon called Dr. Wong to discuss Dr. Moore’s email from December 12. Dr. Sheldon reiterated that GSK remained interested in pursuing an acquisition of the Company and announcing a transaction prior to the JPM Healthcare Conference, but that as a condition to GSK’s submission of a non-binding acquisition proposal and to enable it to submit a compelling proposal, it required certain high priority due diligence items, including review of certain clinical data for ozureprubart. Dr. Sheldon indicated that subject to receipt of this information, GSK planned to submit such proposal within the next week or so.

On December 16, 2025, Dr. Sheldon sent an email to Dr. Wong to identify the additional priority diligence focus areas GSK required to submit an initial non-binding acquisition proposal.

Later that day, the Board held a meeting with representatives of the Company’s senior management, J.P. Morgan and Cooley in attendance. J.P. Morgan updated the Board on the status of discussions with GSK, including Dr. Wong’s conversation with Dr. Sheldon earlier that day. The Board discussed with senior management and the advisors the feasibility and advisability of addressing GSK’s high priority due diligence requests at this time taking into account, among other factors, the desire to elicit a compelling proposal from GSK, the sensitivity of sharing clinical data for various commercial, strategic and regulatory reasons, and the potential benefits of ensuring that GSK did not advance so far in its diligence process that other potential counterparties would not reasonably be able to catch up if the Company were to conduct a market check. The Board ultimately agreed that while most of GSK’s requests should be complied with, certain of the specific clinical data requested by GSK should be held back until after GSK had submitted a non-binding acquisition proposal, and that the Company should indicate that its holiday shut down would start on December 24th. The Board also discussed the potential timing for outreach to additional potential strategic counterparties, taking into account the Board’s desire to maximize competitive tension between potential counterparties and the need for other potential counterparties to conduct their own due diligence investigation of the Company. After considering the feedback of J.P. Morgan, the Board determined that such outreach should be conducted prior to December 25, 2025 assuming that GSK submitted an acquisition proposal that the Board believed could lead to a transaction acceptable to the Board prior to such time. Members of the Company’s senior management also reviewed with the Board preliminary standalone management forecasts prepared by the Company’s senior management, including the process followed in preparing such forecasts. The Board, the Company’s senior management and representatives of J.P. Morgan discussed the key assumptions underlying such preliminary management forecasts and various risks and uncertainties associated therewith. The Board provided feedback on the key assumptions underlying the preliminary management forecasts and directed that certain adjustments be made to such assumptions. It was agreed that senior management would revise the preliminary management forecasts accordingly and present the revised management forecasts to the Board at a subsequent meeting.

On December 17, 2025, Dr. Wong sent Dr. Sheldon an email responding to Dr. Sheldon’s high priority due diligence requests, other than the request for certain specified clinical data, which would not be provided unless and until GSK submitted a compelling acquisition proposal. Dr. Wong also indicated that the Company would not be sharing additional due diligence information at this time, timing was important and the Company’s holiday shut-down would start on December 24, 2025.

On December 18, 2025, the Board held a meeting with representatives of the Company’s senior management, Cooley and J.P. Morgan in attendance. Representatives of J.P. Morgan updated the Board on the status of ongoing due diligence review by, and discussions with, GSK, including Dr. Wong’s calls and email exchanges with Dr. Sheldon. The Board discussed that it appeared based on reports from the Company’s senior management that GSK was engaging with certain of the Company’s stockholders directly regarding GSK’s interest in a potential transaction. The Board directed senior management to instruct GSK not to contact stockholders of the Company without the Company’s prior authorization, and to likewise inform such stockholders that any outreach from GSK or other potential strategic counterparties should be redirected to Company management. Members of the Company’s senior management also presented revised standalone management forecasts, which had been updated by the Company’s senior management based on the feedback received from the Board at the prior meeting (such forecasts, as approved by the Board for use by J.P. Morgan, being referred to in this Schedule 14D-9 as the “Projections”), as described in “—Certain Financial Projections”. The Board acknowledged that the Projections were approved for use by J.P. Morgan in the event that it presented a financial analysis to the Board following receipt of a proposal from GSK.

Later that day, Dr. Wong sent an email to Dr. Sheldon requesting that all communication from GSK relating to its potential interest in a strategic transaction be directed to the Company’s senior management team or the Board.

On December 22, 2025, Dr. Wong received a call from Dr. Sheldon informing him that GSK would be sending a proposal to acquire the Company that day. David Redfern, GSK’s President, Corporate Development, called Lori Lyons-Williams, Chair of the Board, to describe the high level terms of GSK’s proposal, to indicate that a written proposal would be forthcoming and to stress the importance to GSK of speed, noting that GSK would like to announce a transaction within two to three weeks. At no point during these discussions, including in connection with each of GSK’s successive proposals, did representatives from GSK convey or propose any arrangements regarding post-transaction employment for any member of the Company’s management team.

Shortly following this call, GSK submitted a written non-binding proposal to acquire all of the issued and outstanding capital stock of the Company for $50.00 per share in cash (the “December 22 GSK Proposal”). The December 22 GSK Proposal was subject to a number of conditions, including approval by GSK’s board of directors, completion of confirmatory due diligence and negotiation of definitive agreements (including tender and support agreements from the Company’s directors, senior officers and their respective affiliated entities) acceptable to GSK. The December 22 GSK Proposal identified GSK’s key remaining diligence focus areas and requirements, including review of certain specified clinical data. GSK stated that the purchase price would be funded with cash on hand and that GSK would not need to obtain any external debt financing, nor would its offer be subject to any financing condition. After submitting the December 22 GSK Proposal, J.P. Morgan held a call with Evercore Group L.L.C. (“Evercore”), GSK’s financial advisor, and indicated that the Company would review the December 22 GSK Proposal.

Later on December 22, 2025, the Board held a meeting with representatives of the Company’s senior management, Cooley and J.P. Morgan in attendance, to discuss the December 22 GSK Proposal. Dr. Wong and Ms. Lyons-Williams reviewed their respective conversations with GSK. Cooley reviewed the fiduciary duties of the directors in the context of an unsolicited acquisition proposal. Representatives of J.P. Morgan reviewed the terms of the December 22 GSK Proposal, including GSK’s key due diligence priorities, and provided perspectives regarding GSK, including its past acquisition history, and related implications on strategy. Representatives of J.P. Morgan reviewed a preliminary financial analysis of the December 22 GSK Proposal, including relative to the Company’s standalone value based on the Projections. The Board, senior management and the advisors discussed, among other matters: the adequacy of the December 22 GSK Proposal relative to the Company’s standalone value; the Company’s response to GSK and potential related strategies to elicit a higher offer price from GSK; whether and when to conduct a market check, including potential counterparties to be contacted during such market check that would be most likely to have both the capability and desire to acquire the Company on similar or better terms than GSK based on the Company’s historical interactions with such parties and the judgment of the Board and the Company’s management and advisors; GSK’s history of seeking exclusivity in connection with its prior public acquisitions and the resulting need to conduct the market check promptly in advance of GSK requesting exclusivity; and other potential alternatives available to the Company. Following discussion, the Board unanimously (i) determined that the December 22 GSK Proposal undervalued the Company and authorized Dr. Wong to reject the December 22 GSK Proposal and provide specific feedback recommended by management and the advisors; and (ii) authorized J.P. Morgan’s outreach to eight additional potential strategic counterparties (each of which was a publicly-traded global pharmaceutical company) to gauge their potential interest in acquiring the Company. The Board also discussed timing considerations and the likelihood that addressing GSK’s outstanding due diligence requests would be likely to delay the transaction timetable proposed by GSK.

Later that day, after an email received by Dr. Sheldon from Dr. Wong, Dr. Sheldon called Dr. Wong who communicated that (i) the December 22 GSK Proposal undervalued the Company and its standalone prospects, (ii) the Company would be willing to continue to engage with GSK to enable it to improve its proposal, but would not provide the specified clinical data sought by GSK until there was closer alignment on value, and (iii) if GSK improved its proposal to a level deemed acceptable by the Board, the Company was prepared to move quickly to execute a transaction. Dr. Wong did not provide any guidance on price.

Later on December 22, 2025, at the direction of the Board, representatives of J.P. Morgan contacted the eight potential counterparties to inform them that the Company had received an unsolicited acquisition proposal and gauge their interest in exploring a transaction involving the Company, noting that the Company would be willing to enter into a confidentiality agreement and promptly provide non-public due diligence information to interested parties to aid them in assessing the potential opportunity. From this time through December 30, 2025, five of the eight parties formally declined to explore the opportunity without requesting a management presentation or further due diligence information, while two others did not respond to J.P. Morgan’s outreach (one of which formally declined to explore the opportunity on January 5, 2026, while the other never responded despite several follow up inquiries made prior to the entry into exclusivity). One party, a publicly-traded global pharmaceutical company (“Party A”) requested a management presentation.

On December 23, 2025, J.P. Morgan held a call with Evercore, at Evercore’s request, during which Evercore previewed that GSK’s improved proposal would be forthcoming and provided feedback to J.P. Morgan regarding GSK’s perspectives around value and related implications on GSK’s ability to further improve its proposal.

Later on December 23, 2025, GSK submitted a revised non-binding proposal to the Company to acquire all of the issued and outstanding capital stock of the Company for $53.00 per share in cash payable at closing of the transaction plus a $4.00 per share contingent value right (“CVR”) that would be payable upon the initiation of a pivotal Phase 3 trial of ozureprubart in food allergy by year-end 2027 (the “December 24 GSK Proposal”). The December 24 GSK Proposal otherwise generally reiterated the terms set forth in the December 22 GSK Proposal.

On December 24, 2025, at the direction of the Board, representatives of the Company’s senior management gave a management presentation by videoconference to Party A. The presentation included non-public information in reliance on a confidentiality agreement executed by the Company and Party A in connection with ordinary course business development discussions in early December 2025. The confidentiality agreement did not contain a standstill restriction. Party A indicated that it would discuss the opportunity internally and revert to J.P. Morgan.

Later that day, the Board held a meeting with representatives of the Company’s senior management, Cooley and J.P. Morgan in attendance, to discuss the December 24 GSK Proposal. Representatives of J.P. Morgan provided an update to the Board on the status of outreach to the eight strategic parties, noting that (i) three had already declined to participate, (ii) Party A had received a management presentation earlier that day, (iii) two had not responded to J.P. Morgan’s outreach and (iv) the remaining two reported that they were still discussing internally. Representatives of J.P. Morgan reviewed with the Board the terms of the December 24 GSK Proposal as well as GSK’s bidding history in other transactions. Representatives of J.P. Morgan reviewed a preliminary financial analysis of the December 24 GSK Proposal, including relative to the Company’s standalone value. The Board discussed with senior management and representatives of each of J.P. Morgan and Cooley (i) the implied value of the December 24 GSK Proposal, taking into account the risks and uncertainties associated with the CVR, including the fact that the period to achieve the milestone only extended through the end of 2027, (ii) the Company’s standalone prospects and other available alternatives, taking into account the therapeutic and commercial potential of ozureprubart and potential risks and uncertainties associated with executing the Company’s standalone strategy in developing ozureprubart and the Company’s early stage pipeline assets, (iii) potential strategies to elicit an improved proposal from GSK, (iv) the likelihood that GSK would be willing to further increase its proposal absent the Company providing specific price guidance, especially taking into account GSK’s stated desire to advance towards a potential signing within 2-3 weeks, and associated risks with providing specific price guidance, including the risk that any specific price guidance would effectively cap the maximum value that would be attainable by the Board in a transaction absent a competing proposal from a third party, (v) the risk that GSK would withdraw from discussions or decline to improve its proposal if the Company provided price guidance too far in excess of the December 24 GSK Proposal and (vi) the potential merits of waiting to respond to GSK until December 26th in order to enable the Company to receive further input from Party A and the other potential strategic counterparties. The Board also discussed the likelihood that Party A would submit a competing proposal.

Following such discussion, the Board unanimously (i) determined that the December 24 GSK Proposal undervalued the Company and directed J.P. Morgan to reject the proposal on behalf of the Company on December 26th and (ii) authorized J.P. Morgan to provide specific price guidance approved by the Board to GSK in order to elicit an improved proposal from GSK.

On December 26, 2025, at the direction of the Board, representatives of J.P. Morgan called representatives of Evercore and informed them that the Board (i) had unanimously rejected the December 24 GSK Proposal on the basis that it undervalued the Company but (ii) would be willing to proceed towards negotiation of definitive agreements and signing on GSK’s desired timetable if GSK improved the total value of its proposal into the mid $60s per share, with the upfront price per share being at least $60 per share.

On December 29, 2025, Party A informed J.P. Morgan that it was withdrawing from further discussions.

On December 30, 2025, representatives of Evercore called representatives of J.P. Morgan to indicate that a revised proposal would be forthcoming that day and that GSK was approaching the top of their valuation range for the Company. They also reiterated that GSK wished to review the specified clinical data it had previously requested as soon as possible and commence confirmatory due diligence.

Later on December 30, 2025, GSK submitted a revised non-binding proposal to the Company to acquire all of the issued and outstanding capital stock of the Company for $55.50 per share in cash payable at closing of the transaction plus a $4.00 per share CVR on terms consistent with the CVR included in the December 24 GSK Proposal, and requested exclusivity pursuant to a separate exclusivity letter agreement until 5:00 p.m. Pacific Standard Time on January 12, 2026 (subject to auto-extensions if the parties remained in good faith discussions) (the “December 30 GSK Proposal”). The December 30 GSK Proposal otherwise generally reiterated the other terms set forth in the December 22 GSK Proposal.

Later on December 30, 2025, the Board held a meeting with representatives of the Company’s senior management, Cooley and J.P. Morgan in attendance, to discuss the December 30 GSK Proposal. Representatives of J.P. Morgan reviewed developments since the last Board meeting, including that the Board’s previously authorized price guidance had been delivered to GSK, and reviewed the terms of the December 30 GSK Proposal as well as the additional context provided by Evercore earlier that day, noting that neither GSK nor Evercore had stated that the proposal was GSK’s best and final offer. Representatives of J.P. Morgan reviewed the status of the market check, noting that six of the eight parties contacted had declined to participate, while the remaining two had not engaged with J.P. Morgan despite multiple inquiries. Representatives of J.P. Morgan reviewed a preliminary financial analysis of the December 30 GSK Proposal, including relative to the Company’s standalone value based on the Projections. Representatives of Cooley reviewed the fiduciary duties of the directors in the context of a request for exclusivity. The Board discussed with senior management and representatives of each of J.P. Morgan and Cooley (i) the value of the December 30 GSK Proposal relative to the Company’s standalone value, (ii) potential strategies to elicit a higher proposal from GSK, taking into account the likelihood that GSK would withdraw from discussions or refuse to increase its offer depending on the nature of any counterproposal made by the Board, (iii) the credibility of Evercore’s assertion that GSK was approaching the high-end of its valuation range, (iv) the terms of the proposed CVR, including the deadline for achieving the CVR milestone relative to senior management’s view of the likely time that it would take to achieve such milestone and the resulting impact on the risk adjusted value of the CVR, (v) the results of the market check, including that given the lack of third party acquisition interest in the Company at this time, granting a limited exclusivity period may be acceptable to the Board so long as it was used to extract additional value from GSK, (vi) the importance of speed and transaction certainty in the event that the Board were to agree to exclusivity, including that Cooley prepare the first draft of the merger agreement and (vii) potential risks and uncertainties associated with GSK’s remaining outstanding high priority due diligence requests, including the review of specified clinical data. Following discussion, the Board unanimously (i) determined that the December 30 GSK Proposal still undervalued the Company and authorized J.P. Morgan to reject the proposal, (ii) authorized J.P. Morgan to make a specific counterproposal to GSK, including specific price guidance and a counterproposal on exclusivity terms, in each case, as approved by the Board, and (iii) authorized senior management to provide additional due diligence information to GSK. Representatives of Cooley reviewed the terms of the draft merger agreement it was preparing and the Board authorized sending the draft to GSK once there was agreement on price.

On December 31, 2025, at the direction of the Board, representatives of J.P. Morgan called representatives of Evercore to deliver the feedback authorized by the Board, including that (i) the Board had unanimously rejected the December 30 GSK Proposal, (ii) the Board would be willing to proceed to negotiation of definitive agreements and signing if GSK increased the upfront consideration to $57.00 per share in cash, extended the deadline to achieve the CVR milestone by a year and agreed to transaction documentation on market terms, with Cooley preparing the initial draft of the merger agreement, (iii) the Board would agree to exclusivity through 5:00 p.m. Pacific Standard Time on January 15, 2026, without any auto-extensions, if GSK accepted the Board’s counterproposal and (iv) the Board had authorized the Company to provide additional due diligence information to GSK in parallel with finalizing the price negotiations, subject to execution of an amended and restated confidentiality agreement that included a standstill restriction and implementation of other customary contractual arrangements to facilitate further sharing of clinical data.

Later on December 31, 2025, at the direction of the Board, representatives J.P. Morgan shared a draft amended and restated confidentiality agreement and a revised draft exclusivity agreement with Evercore. From that time through the execution of each such agreement, representatives of Cooley and A&O Shearman LLP (“AOS”), legal advisor to GSK, negotiated the terms of such agreements.

Commencing on December 31, 2025 and continuing through the execution of the Merger Agreement, the Company facilitated GSK’s further due diligence investigation of the Company, including making available further information in the VDR, holding multiple due diligence calls covering functional due diligence areas, facilitating a site visit to a key manufacturing facility and responding to questions and data requests provided by GSK.

On January 1, 2026, representatives of Evercore called representatives of J.P. Morgan and conveyed that GSK’s best and final proposal was to acquire all issued and outstanding shares of the Company’s outstanding stock for $58.00 per share in cash, without any CVR (the “Final GSK Proposal”). Evercore also reiterated GSK’s request to enter into exclusivity with the Company and noted GSK’s desire to announce a transaction prior to the JPM Healthcare Conference.

On January, 2, 2026, the Board held a meeting with representatives of the Company’s senior management, Cooley and J.P. Morgan in attendance, to discuss the Final GSK Proposal. The representatives of J.P. Morgan reviewed developments since the prior Board meeting and the terms of the Final GSK Proposal. The representatives of J.P. Morgan presented a preliminary financial analysis of the Final GSK Proposal, including relative to the Company’s standalone value based on the Projections. Representatives of J.P. Morgan reviewed the status of the market check, noting that each party contacted either had elected not to engage substantively or affirmatively passed on the opportunity. The Board discussed with senior management and representatives of J.P. Morgan and Cooley whether to accept the Final GSK Proposal, taking into account (i) the value and certainty afforded by the Final GSK Proposal relative to the Company’s standalone value, taking into account the risks and uncertainties associated with executing the Company’s standalone strategy and other available alternatives, (ii) the fact that GSK had meaningfully increased its proposal on three occasions now and characterized this as its best and final offer, (iii) the fact that removing the CVR component to the offer price increased certainty of value to the Company’s stockholders and that the risk adjusted value of the Final GSK Proposal was greater than GSK’s prior proposal and (iv) the risk that GSK would withdraw from discussions if the Company requested a further improved offer. The Board considered whether to conduct a further market check and ultimately determined not to contact additional potential parties given its view, after discussions with the Company’s advisors and taking into account the outcome of the outreach conducted to date, that it was unlikely that any strategic party would submit a proposal that would meet or exceed the value offered by GSK, as well as the risk that GSK would withdraw from discussions. After discussion, the Board unanimously authorized senior management to proceed with negotiating a transaction with GSK based on the Final GSK Proposal, including executing the exclusivity agreement providing for exclusivity through January 15th. Representatives of Cooley reviewed the high-level terms of the draft Merger Agreement that Cooley had prepared with input from senior management, including the customary “fiduciary out” provisions that would allow the Board to consider an unsolicited acquisition proposal from a third party following the signing, and the Board expressed support for sending the draft to GSK as soon as possible. The Board also discussed timing and process matters and agreed to meet regularly (either as a full Board or via the Transaction Committee) to provide input and oversight to senior management and the advisors.

Later on January 2, 2026, representatives of J.P. Morgan, at the direction of the Board, called representatives of Evercore to confirm that the Board had agreed to proceed with the transaction on the terms proposed in the Final GSK Proposal, including entering into exclusivity with GSK, and indicated that Cooley would provide a draft of the Merger Agreement to AOS in the near term.

Later on January 2, 2026, the Company entered into a Mutual Non-Disclosure Agreement with GSK (the “Mutual Non-Disclosure Agreement”), superseding the Original Confidentiality Agreement, which included a one- year standstill provision but did not prevent GSK from making a confidential proposal to the Board and contained a provision that would terminate the standstill if the Company entered into a definitive agreement with a third party for a change of control transaction or sale of all or substantially all the Company’s assets. The Company and GSK also executed the exclusivity agreement providing for an exclusivity period through 5:00 p.m., Pacific Standard time, on January 15, 2026, which exclusivity was subject to early termination in certain specified circumstances, including a diminution in value or type of consideration outlined in the Final GSK Proposal.

Later on January 2, 2026, representatives of J.P. Morgan, at the direction of the Board, sent representatives of Evercore a draft of the Merger Agreement, and representatives of Cooley sent representatives of AOS a draft letter agreement to facilitate the sharing of certain clinical data, which the parties then negotiated from such time through its execution on January 5, 2026.

On January 6, 2026, the Transaction Committee held a meeting with representatives of the Company’s senior management and Cooley in attendance. Representatives of senior management and Cooley provided an update on developments since the last Board meeting. During the meeting, representatives of the Company’s senior management and Cooley reviewed the negotiated terms of J.P. Morgan’s engagement letter and the related relationship disclosure letter provided by J.P. Morgan. The Transaction Committee reviewed and discussed the disclosures included in the relationship disclosure letter and agreed that none of the disclosures noted therein were materially adverse to the ability of J.P. Morgan to serve as the Company’s financial advisor. The Transaction Committee discussed the financial terms of J.P. Morgan’s proposed engagement, provided senior management input regarding transaction fees that would be acceptable to the Transaction Committee and directed senior management to finalize and execute the engagement letter with J.P. Morgan in accordance with such guidance.

On January 8, 2026, the Company entered into an engagement letter with J.P. Morgan in accordance with the parameters authorized by the Transaction Committee.

Also on January 8, 2026, AOS sent Cooley a revised draft of the Merger Agreement, which, among other things, (i) increased the termination fee payable by the Company in certain circumstances from 2% of transaction equity value to 4%; (ii) removed the reverse termination fee payable by GSK in certain circumstances related to a failure to obtain required regulatory clearance for the transaction; and (iii) contemplated that tender and support agreements would be delivered by the Company’s directors and officers.

Later on January 8, 2026, Cooley sent an initial draft of the Company’s confidential draft disclosure letter to the Merger Agreement to AOS.

Later on January 8, 2026, the Board held a meeting with representatives of senior management, Cooley and J.P. Morgan in attendance. Representatives of J.P. Morgan provided an update on the developments since the last Board meeting, including the status of due diligence matters. Representatives of Cooley reviewed the terms of the revised draft of the Merger Agreement received from AOS earlier that day, and the Board provided input regarding a range of potentially acceptable resolutions to the open points therein.

On January 9, 2026, Cooley sent a revised draft of the Merger Agreement to AOS, which, among other things, (i) decreased the termination fee payable by the Company in certain circumstances from 4% of transaction equity value to 3%; and (ii) reinserted an unspecified reverse termination fee in the event that the transaction failed to close for failure to obtain required regulatory clearances.

On January 10, 2026, AOS sent Cooley a draft Tender and Support Agreement.

From this time through the execution of the Merger Agreement, the parties continued to exchange drafts of the Merger Agreement, the Company disclosure letter and the form of Tender and Support Agreement through their respective legal advisors, and the parties and their respective legal and financial advisors held a number of related discussions to negotiate and resolve the outstanding open points in such agreements and documents.

On January 11, 2026, the Board held a meeting with representatives of the Company’s senior management, Cooley and J.P. Morgan in attendance. Representatives of J.P. Morgan provided an update on developments since the prior Board meeting, including the status of GSK’s confirmatory due diligence process, the timing and process for resolving GSK’s outstanding due diligence related requests, and the fact that GSK had secured the approval of its board of directors to proceed with the transaction. Representatives of Cooley provided an update on the status of and key outstanding issues in the draft of the Merger Agreement and other transaction documents, and the Board provided guidance on a range of satisfactory resolutions of such matters. The Board expressed support for continuing to progress discussions with GSK in an effort to announce a transaction as soon as practicable.

On January 14, 2026, the Board held a meeting with representatives of the Company’s senior management, Cooley and J.P. Morgan in attendance. Representatives of J.P. Morgan provided an update on developments since the prior Board meeting, including the status of GSK’s confirmatory due diligence process and the timing and process for resolving GSK’s outstanding due diligence related requests. Representatives of Cooley provided an update on the status of and key outstanding issues in the draft of the Merger Agreement and other transaction documents, and the Board provided guidance on a range of satisfactory resolutions of such matters. The Board discussed timing for the transaction, including the impending expiration of the exclusivity period, and agreed that, given the status of the transaction agreements, GSK’s assurances that it remained committed to signing the transaction as soon as possible and the time necessary to address GSK’s remaining outstanding due diligence related requests, the Board was amenable to a short extension of the exclusivity period to up to January 20, 2026 to the extent deemed necessary or advisable by senior management in consultation with Ms. Lyons-Williams.

On January 15, 2026, representatives of Cooley and J.P. Morgan held a number of discussions with their counterparts at AOS and Evercore to discuss and resolve outstanding issues in the transaction documents and align upon the timing and process for resolving GSK’s outstanding due diligence related requests. During these discussions, a representative of AOS requested that the Company agree to extend exclusivity until 5:00 Pacific Standard Time on January 20, 2026 in order to afford the parties more time to finalize the outstanding open items. Subsequently, representatives of AOS sent representatives of Cooley a draft amendment to the existing exclusivity agreement.

Later on January 15, 2026, the Company and GSK executed such amendment to the original exclusivity agreement.

Later on January 15, 2026, the Board held a meeting with representatives of the Company’s senior management, Cooley and J.P. Morgan in attendance. Representatives of J.P. Morgan reviewed developments since the last Board meeting, including the extension of exclusivity and the status of remaining outstanding due diligence items. Representatives of Cooley reviewed with the Board the fiduciary duties of the directors in connection with the consideration of the possible transaction and a summary of the terms of the Merger Agreement and other transaction documents, and the Board provided input on a range of potentially acceptable outcomes for the remaining open points. Representatives of J.P. Morgan reviewed with the Board J.P. Morgan’s financial analysis of the Offer Price and Merger Consideration, based on the Projections. The Board directed senior management and the advisors to continue progressing the transaction towards signing.

From January 15, 2026 through January 19, 2026, Cooley and AOS engaged in discussions and exchanged several drafts of the Merger Agreement and other transaction documents, to finalize the terms thereto and the Company addressed GSK’s remaining outstanding due diligence related requests.

On January 19, 2026, the Board held a meeting with representatives of the Company’s senior management and representatives of Cooley and J.P. Morgan in attendance to consider approval of the proposed transaction with GSK. A representative of Cooley reviewed the key provisions of the final version of the Merger Agreement and other transaction documents, copies of which had been made available to the Board in advance of the meeting. A representative of J.P. Morgan reviewed developments since the last Board meeting on January 15,

2026, including updating the Board that all of GSK’s outstanding due diligence requests had been satisfied and the parties were prepared to execute the Merger Agreement and other transaction documents. Representatives of J.P. Morgan then reviewed J.P. Morgan’s financial analyses summarized below under “Opinion of J.P. Morgan Securities LLC”, based on the Projections. Thereafter, J.P. Morgan rendered an oral opinion, confirmed by delivery of a written opinion dated January 19, 2026, to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions described in J.P. Morgan’s written opinion, the Offer Price and Merger Consideration to be paid to the holders of Shares in the proposed Transactions was fair, from a financial point of view, to such stockholders. After carefully considering the terms of the proposed transaction with GSK, and taking into consideration the matters discussed during the meeting and prior meetings of the Board and Transaction Committee, as further described under the caption “—Reasons for Recommendation”, the Board unanimously (i) determined that the entry into the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) resolved that the Merger will be effected under Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of transactions contemplated thereby, including the Offer and the Merger, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Later on January 19, 2026, representatives of the Company and GSK executed the Merger Agreement and the signatories to the Tender and Support Agreement executed the Tender and Support Agreement.

On January 20, 2026, and before the opening of trading on the London Stock Exchange and Nasdaq, the Company and GSK issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with the Company’s senior management and outside financial and legal advisors, and considered and analyzed a number of factors the Board viewed as supportive of their determinations and recommendations, including the non-exhaustive list of material reasons (which are not presented in order of relative importance) below.

•

Financial Terms of the Offer & Certainty of Value. The Board considered the aggregate value and form of consideration to be received in the Offer and the Merger by the Company’s stockholders, and considered:

•	The fact that the Offer Price of $58.00 per Share represents a compelling premium to recent market prices for the Shares, including:

•	an approximately 65% premium to the closing price of the Shares of $35.10 on January 16, 2026, the last full trading day prior to the execution of the Merger Agreement;

•

an approximately 70% premium to the volume weighted average price of the Shares over the 30-day trading period ending on January 16, 2026, the last full trading day prior to the execution of the Merger Agreement;

•

an approximately 97% premium to the volume weighted average price of the Shares over the 90-day trading period ending on January 16, 2026, the last full trading day prior to the execution of the Merger Agreement; and

•	an approximately 58% premium to the highest closing price per Share for the 52-week period ending on January 16, 2026, the last full trading day prior to the execution of the Merger Agreement.

•	The fact that the Offer Price is payable entirely in cash and therefore would offer immediate liquidity and certainty of value to the Company’s stockholders in respect of their Shares,

especially when viewed against (i) GSK’s prior offers of upfront cash plus CVR set out in its second and third proposals; and (ii) the internal and external risks and uncertainties associated with continuing to operate as a standalone company, including risks associated with clinical development of ozureprubart and the Company’s other product candidates, as well as the need for additional dilutive financing to execute the Company’s standalone plan and other risks and uncertainties impacting the ability to meet senior management’s projections (as more fully described in the section below titled “—Certain Financial Projections”).

•

Available Alternatives; Results of Process Conducted; Best Alternative for Maximizing Stockholder Value. The Board’s belief, after considering the various alternatives available to the Company, including remaining a standalone company, and taking into account the outreach to eight other potential strategic counterparties for the Company undertaken by the Board and the management team with the assistance of outside financial and legal advisors following GSK’s indication of interest in the Company, that the Offer and the Merger represented the best alternative available to the Company and the Company’s stockholders. In particular, the Board considered that:

•

Results of Strategic Outreach. (i) As directed by the Board, J.P. Morgan contacted eight other potential strategic counterparties, who the Board believed to be the most likely parties to pursue a potential transaction with the Company, to solicit their interest in pursuing an acquisition of the Company (all of which either formally declined or did not respond to the outreach); (ii) only GSK made a proposal to acquire or enter into a strategic transaction with the Company; and (iii) in the view of the Board after discussions with management and its outside financial and legal advisors, any potential counterparty who would be reasonably likely to have the interest and resources to pursue a transaction with the Company on terms as favorable as those offered by GSK was contacted by J.P. Morgan at the instruction of the Board;

•

Highest Offer Reasonably Available. The Board’s belief that (i) after discussion and based on GSK’s statements made and positions taken during the transaction negotiations, the Company had obtained GSK’s best and final offer; (ii) there was substantial risk of GSK terminating discussions and the Offer Price not being available to the Company or its stockholders if the Company continued to pursue a higher price; and (iii) as of the date of the Merger Agreement, the Offer Price represented the highest transaction value reasonably obtainable by the Company under the circumstances and provided superior risk-adjusted value relative to the Company’s standalone prospects;

•

Negotiations with GSK. The fact that, during the course of negotiations with GSK (as more fully described below in the section captioned “— Background of the Offer and the Merger”), (i) GSK increased its proposal three times from its initial proposal of $50.00 per share in cash, ultimately leading to its final proposal of $58.00 per share, and (ii) while GSK introduced contingent consideration in the form of CVRs in its second and third proposals, the Company ultimately obtained the Offer Price in all upfront consideration, which the Board believed increased the risk adjusted value of the proposal to the Company’s stockholders; and

•

Potential Strategic Alternatives. The Board’s belief that none of the potential strategic alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as a standalone company or pursuing a different strategic transaction), was reasonably likely to deliver superior risk-adjusted value than the Offer and the Merger, taking into account execution risks, the financing environment for similarly situated biotechnology companies, the level of interest from other potential counterparties, the Company’s cost of capital and other business, competitive, financial, industry, legal, market and regulatory considerations.

•

Opinion of J.P. Morgan. The Board considered the opinion of J.P. Morgan rendered to the Board on January 19, 2026, which was subsequently confirmed by delivery of a written opinion dated January 19, 2026 to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the consideration to be paid to the holders of Shares in the proposed Transactions was fair, from a financial point of view, to such holders, as more fully described below in the section captioned “— Opinion of J.P. Morgan Securities LLC”.

•

Product Development and Commercialization Risks. The Board assessed the Company’s prospects for increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in its business, including:

•

the fact that the Company’s lead product candidate ozureprubart has not yet been approved for marketing by the FDA or by any similar non-U.S. regulatory body, and that there can be no guarantee that any clinical trials of ozureprubart or any future product candidates will be successful, or that the Company will not be required to stop, either temporarily or permanently, any clinical trials as a result of events relating to any current or future product candidates, including ozureprubart, including adverse side effects or other safety risks associated with ozureprubart or the Company’s other product candidates that could delay or preclude approval, cause suspension or discontinuation of clinical trials or abandonment of further development, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any;

•

the Company’s reliance on third parties to support the conduct of clinical trials (including that, under the Jeyou License Agreement, Jeyou currently provides the sole supply of drug product for the Company’s clinical trials for ozureprubart and may act as a supplier for our future needs) and the potential limitations of such collaborations;

•

the fact that the Company has been seeking a partner to further develop tivumecirnon outside Korea, mainland China, Hong Kong, Macau and Taiwan and has previously discontinued, and may elect in the future to discontinue, development of tivumecirnon in certain indications if, among other reasons, the clinical data does not warrant moving forward;

•

the Company’s ability to successfully enter into and monetize its other potential future pipeline assets through license, collaboration or co-promote agreements or partnerships with industry members that possess comparable resources, commitment to research and development and track record of successfully commercializing product candidates, and the risks associated with any such agreements or partnerships;

•

the fact that the Company’s expectations with respect to the commercial value, the rate and degree of market acceptance and clinical utility for ozureprubart or any other product candidate may not be realized;

•	the fact that the Company may not be successful in marketing, expanding the indications for, and selling ozureprubart or any other product candidate;

•

the fact that the Company’s expectations with respect to the pricing, coverage and receipt of adequate reimbursement from regulatory authorities of ozureprubart or any other product candidate may not be realized;

•

the fact that the Company may not be able to successfully implement its business strategy and the risks inherent in the research, development, regulatory review and potential future commercialization of product candidates;

•

the outcome, timing and costs of bringing ozureprubart, tivumecirnon and any future product candidates to market, particularly in light of the challenging financing environment for early-stage life sciences companies, and including the risk that future equity or debt financings could be highly dilutive, available only on unfavorable terms, or unavailable, which could necessitate program prioritization or other strategic decisions;

•	the current state of the U.S. and global economies, including increased volatility resulting from escalating political and global trade tensions, and the current and potential impact in both the near term and long term on the biopharmaceutical industry and the future commercialization efforts required if any of the Company’s current and future product candidates are approved for sale; and

•

the various additional risks and uncertainties of the type and nature as further described in the section captioned “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.”

•

Terms of the Merger Agreement and Other Transaction Agreements. The Board reviewed and considered the terms and conditions of the Merger Agreement, the Tender and Support Agreements, and the Offer, Merger and other Transactions contemplated thereby, including the following considerations:

•

the fact that the Merger Agreement was negotiated at arm’s length between the Company and GSK, with the assistance of their respective legal advisors, and that, in the view of the Board, the material terms of the Merger Agreement, taken as a whole, were as favorable as those found in comparable acquisition transactions;

•	the reasonable likelihood of the consummation of the Offer and the Merger in a timely manner in light of:

•

the limited nature of the conditions to GSK’s obligations to consummate the Offer and the Merger, including the absence of any financing condition and the favorable definition of “Material Adverse Effect” negotiated by the Company;

•	the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which condition cannot be changed or waived without the prior written consent of the Company;

•

the commitments made by each of Parent and the Company to use their respective reasonable best efforts to take certain actions reasonably necessary, proper or advisable to consummate the Offer and the Merger;

•

the provision in the Merger Agreement requiring Parent to pay the Company a reverse termination fee of $100.8 million in the event the Merger Agreement is terminated as a result of certain conditions related to the HSR Act not being satisfied;

•

the scope of the required HSR Act regulatory approval and the Board’s assessment, in consultation with its legal counsel, of the likelihood that such required approvals would be received in a timely manner and in any event prior to the End Date under the Merger Agreement;

•

GSK’s guaranty of Purchaser’s obligation to fund the Offer Price, including the financial strength of GSK and its ability to fund the Offer Price and Merger Consideration with cash and committed facilities on hand;

•	the business reputation and capabilities of GSK, including GSK’s track record of successfully completing acquisition transactions;

•

the provision in the Merger Agreement requiring Parent to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date;

•

the availability of statutory appraisal rights to the stockholders of the Company who do not tender their Shares in the Offer and otherwise comply with all required procedures under Section 262 of the DGCL; and

•

the structure of the Transactions as an all-cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before the Company’s stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the

DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

•	Opportunity to Receive an Unsolicited Acquisition Proposal and Terminate the Merger Agreement in Order to Accept a Superior Acquisition Proposal. The Board considered the following:

•

the Board’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made on or after January 19, 2026 and prior to the time that the Offer is consummated;

•

the ability of the Board to withdraw or modify its recommendation that the Company’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior proposal or change in circumstances;

•

the Board’s right to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior proposal, subject to its payment of a termination fee of $78.4 million (the “Termination Fee”) in cash;

•

the Board’s assessment that the Termination Fee was comparable to termination fees in similar transactions, was reasonable, and that the Termination Fee and the other provisions of the Merger Agreement regarding alternative proposals would not be likely to deter a third party from making a competing alternative acquisition proposal; and

•

the limited circumstances in which the Termination Fee would become payable and the likelihood that, in such circumstances, the Company would be pursuing a transaction more favorable to its stockholders than the Offer and Merger.

In the course of its deliberations, the Board also considered certain risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions, including the following non-exhaustive list (which are not presented in order of relative importance):

•

No Stockholder Participation in Future Growth or Earnings. The fact that following the closing of the Transactions, the Company would no longer exist as an independent, publicly traded company, and given the all cash consideration, stockholders would no longer participate in any future earnings or growth and would not benefit from any potential future appreciation in value of the Company, including potential positive outcomes in the Company’s drug development and commercialization efforts, which could result if the Company remained an independent, publicly traded company;

•

Upside to Standalone Strategy or other Available Alternatives. The risk that the Company’s standalone strategic plan or other available strategic alternatives could have upside that would generate value in excess of the aggregate Merger Consideration;

•

Risks Associated with Failure to Complete the Offer and Consummate the Merger. The risk that the Offer, the Merger and the other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior acquisition proposal) on the trading price of the Shares;

•

Partnership Arrangements. The potential adverse impact that the Transactions, or any termination of the Merger Agreement, could have on the Company’s relationships with its existing and prospective suppliers, vendors, collaborators and partners.

•

Interim Restrictions on Business Pending the Completion of the Offer and the Merger. The pendency of the Merger may cause the Company to experience disruptions to its business operations and future prospects, including its relationships with its employees, suppliers, vendors and partners and others that do business or may do business in the future with the Company or as a result of certain restrictions on the conduct of the Company’s business imposed by pre-closing covenants in the Merger Agreement, and the effect of such disruptions on the Company’s operating results in the event that the Transactions are not consummated in a timely manner or at all;

•

Employee Retention Risk. The risk related to Company’s ability to attract and retain key personnel and other employees and the possible loss of key personnel during the pendency of the Offer and Merger;

•

Operating Results. The risk that there may be an adverse impact on the Company’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

•

Risk of Diverting Management Attention and Resources. The potential risk of diverting management attention and resources from the operation of the Company’s business and towards completion of the Offer and Merger, plus other costs that have been and that will be incurred in connection with entering into and completing the Transactions, all of which costs will be borne by the Company if the Transactions are not consummated;

•

Potential Differing Interests. The interest of the Company’s executive officers and directors in the Transactions and the fact that the Company’s executive officers and directors may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of the Company’s stockholders, as more fully described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Interests of Certain Persons”;

•

No Solicitation and Termination Fee. The fact that the Merger Agreement restricts the Company’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding an alternative proposal to acquire the Company, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, the Company will be required to pay the Termination Fee, which could discourage certain alternative proposals for an acquisition of the Company or adversely affect the valuation that might be proposed by a prospective acquiror;

•	Taxable Consideration. Gains realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•

Antitrust Clearance. Completion of the Offer and the Merger will require clearance under the HSR Act, which could result in the completion of the Offer and the Merger being delayed or not occurring at all; and

•	Potential Litigation. The risk and costs of litigation arising in respect of the Offer, the Merger or the other Transactions.

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board, at a meeting duly called and held, unanimously (i) determined that the entry into the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, the Offer Price and the Merger Consideration, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) resolved that the Merger will be effected under Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of transactions contemplated thereby, including the Offer and the Merger, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The foregoing discussion of the Board’s reasons for its recommendation that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer is not intended to be exhaustive and includes only the material factors considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Transactions and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of the Company’s executive officers and directors as more fully described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Interests of Certain Persons.”

(c) Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Opinion of the Financial Advisor to the Board

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter dated January 8, 2026, the Company retained J.P. Morgan as its financial advisor in connection with the proposed Transactions.

At the meeting of the Board on January 19, 2026, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Offer Price and Merger Consideration to be paid to the holders of Shares in the proposed Transactions was fair, from a financial point of view, to such stockholders. J.P. Morgan has confirmed its January 19, 2026 oral opinion by delivering its written opinion to the Board, dated January 19, 2026, that, as of such date, the Offer Price and Merger Consideration to be paid to the holders of Shares in the proposed Transactions was fair, from a financial point of view, to such stockholders.

The full text of the written opinion of J.P. Morgan dated January 19, 2026, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Transactions, was, was directed only to the Offer Price and Merger Consideration to be paid in the Transactions and did not address any other aspect of the Transactions. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by Company to engage in the proposed Transactions. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender their Shares in connection with the Offer.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and Parent and the industries in which they operate;

•

compared the proposed financial terms of the Transactions with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of the Company and Parent with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business (as summarized in Item 4 under the subsection titled “—Certain Financial Projections”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company and Parent with respect to certain aspects of the Transactions, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transactions will have the tax consequences described in discussions with, and materials furnished to, J.P. Morgan by, representatives of the Company, and will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by the Company and Parent in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transactions.

The Projections furnished to J.P. Morgan were prepared by the Company’s management. The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed Transactions, and the Projections were not prepared with a view toward public disclosure. These Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in the Projections. For more information regarding the use of the Projections and other forward-looking statements, please refer to Item 4 under the subsection titled “—Certain Financial Projections” beginning on page 38 of this Schedule 14D-9.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Offer Price and Merger Consideration to be paid to the holders of Shares in the proposed Transactions, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Transactions. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Transactions, or any class of such persons relative to the Offer Price and Merger Consideration to be paid to the holders of Shares in the proposed Transactions or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Shares will trade at any future time.

The terms of the Merger Agreement, including the Offer Price and Merger Consideration, were determined through arm’s length negotiations between the Company and GSK, and the decision to enter into the Merger Agreement was solely that of the Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the Board or management with respect to the proposed Transactions or the Offer Price and Merger Consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Board on January 19, 2026 and contained in the presentation delivered to the Board on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for the Shares. J.P. Morgan calculated the unlevered free cash flows, excluding the impact of any assumed future equity financings, that the Company is expected to generate during fiscal years 2026 through 2047 based upon the Projections, as prepared by the management of the Company through the years ended 2047 (as summarized in Item 4 under the subsection titled “—Certain Financial Projections”). J.P. Morgan did not assign an implied terminal asset value at the direction of the management of the Company. The unlevered free cash flows were discounted to present values using a range of discount rates from 12.0% to 14.0%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. The present value of the unlevered free cash flows was then adjusted for (i) an assumed net cash position as of December 31, 2025 of $390 million as provided by management of the Company, (ii) the dilutive impact and net present value of estimated costs of an assumed equity financing generating $500 million in net proceeds in fiscal year 2027, $600 million in net proceeds in fiscal year 2029 and $400 million in net proceeds in fiscal year 2031, as directed by management of the Company and (iii) tax savings from usage of the Company’s net operating losses of $318 million as of December 31, 2024 and the Company’s estimated future losses, as directed by the management of the Company. J.P. Morgan divided the result of the foregoing calculations by the number of fully diluted outstanding Shares (calculated using the treasury stock method and taking into account outstanding options, restricted stock units and warrants) as of January 8, 2026, resulting in a range of implied equity values of $49.45 and $62.05 per Share, which J.P. Morgan compared to the Offer Price and Merger Consideration of $58.00 per Share.

Other Information. J.P. Morgan observed certain additional information for reference purposes only and not as a component of its fairness analysis:

•

Premia Analysis. For reference only and not as a component of its fairness analysis, J.P. Morgan, using publicly available information, performed an analysis of premiums paid in transactions involving businesses which J.P. Morgan judged to be sufficiently analogous to the Company’s business (or aspects thereof). None of the selected transactions reviewed was identical to the proposed Transactions. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction (excluding any value attributed to CVRs) to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived by J.P. Morgan to be affected by a potential transaction. Based on the analysis above and other considerations that J.P. Morgan deemed relevant in its professional judgment, J.P. Morgan selected a range of 45% to 109% based on 20th and 80th percentiles of such precedent premiums and applied such range to the Company’s closing stock price on January 16, 2026 of $35.10. This resulted in an implied price range (rounded to the nearest $0.05) of approximately $50.95 to $73.40 per Share.

•

52-Week Historical Trading Range. For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the 52-week intra-day trading range of the Shares for the period ending January 16, 2026, which was $5.98 to $36.80 per Share. J.P. Morgan compared that range to the Offer Price and Merger Consideration of $58.00 per Share.

•

Analyst Price Targets. For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the future price targets of publicly available equity research analysts for the Shares as of January 16, 2026, which indicated low and high stock price targets for the Company ranging from $56.00 to $95.00 per Share, which provided a reference range of $49.55 to $84.05 per Share when discounted to present values using a discount rate of 13%, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of equity of the Company. J.P. Morgan compared such reference range to the Offer Price and Merger Consideration of $58.00 per Share.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. The transactions selected were chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Transactions. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions compared to the Transactions.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Transactions on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company, Parent and the industries in which they operate.

The Company has agreed to pay J.P. Morgan an estimated aggregate fee of $50.4 million, $2.0 million of which was payable upon delivery by J.P. Morgan of its opinion and the remainder of which is contingent and payable upon the consummation of the Transactions, for services rendered in connection with the Transactions. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had commercial or investment banking relationships with the Company or the Company’s significant shareholder, Medicxi Ventures (Jersey) Ltd., but J.P. Morgan and its affiliates have had commercial or investment banking relationships with Ultimate Parent for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as active bookrunner on a bond offering in November 2024. In addition, J.P. Morgan’s commercial banking affiliate is sole lender under outstanding credit facilities of Ultimate Parent, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and/or its affiliates are currently providing investment banking services to Ultimate Parent and/or its affiliates, in connection with transactions that are unrelated to the Transactions. J.P. Morgan and/or its affiliates expect to receive customary compensation in connection with such investment banking services which, considered in the aggregate and assuming all the transactions are actually completed, are expected by J.P. Morgan to be less than the fee for financial advisory services that J.P. Morgan expects to receive from the Company in connection with the Transaction. During the two year period preceding delivery of its opinion ending on January 19, 2026, the aggregate fees recognized by J.P. Morgan from the Company were approximately $0 and from Ultimate Parent were approximately $5.5 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Ultimate Parent for their own accounts or for the accounts of customers and, accordingly, they likely hold long or short positions in such securities or other financial instruments.

(e) Certain Company Management Forecasts.

Certain Financial Projections

The Company does not, as a matter of course, publicly disclose long-range forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and such projections themselves. However, in connection with the Transactions, the Company’s management, at the direction of the Board, prepared unaudited financial projections of the Company’s financial performance for fiscal years 2026 through 2047 on a standalone basis (as summarized below), reflecting the best then-available estimates and judgments of the Company’s management on a risk-adjusted basis. As summarized under the section above entitled “Background of the Offer and the Merger”, the Board approved the Projections and directed J.P. Morgan to use and rely upon the Projections in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses.

The Projections assume (i) the Company remains a standalone company generating revenue solely from the commercialization of ozureprubart for treatment of food allergy and chronic spontaneous urticaria (“CSU”) in the United States and France, Germany, Italy, Spain and the U.K. (collectively, the “EU5 region”), and (ii) the Company completes a $500 million equity financing in 2027, a $600 million equity financing in 2029 and a $400 million equity financing in 2031 and made various related assumptions regarding dilution, pricing and underwriting expenses. The Projections reflect estimates and other assumptions made by the Company’s management with respect to, among other things: probability of success; peak market penetration; loss of patent exclusivity; product launch year; product pricing; patient compliance rates; various cost assumptions, including cost of goods sold, research and development expenses, selling, general and administrative expenses and capital expenditures; milestone and royalty payments payable to Jeyou; tax rates; changes in net working capital; the amount and impact of net operating losses; general business, economic, competitive, regulatory and other market and financial conditions, among other future events, all of which are difficult to predict and many of which are beyond the Company’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that may come to exist and could have an effect on the Company’s business and its results of operations. The Projections were developed solely using the information available to the Company’s management at the time that they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include, among others: the continued success of clinical testing and development of ozureprubart; the Company’s ability to obtain regulatory approval for ozureprubart for treatment of food allergy or CSU in the United States and the EU5 region in a timely manner or at all; the effect of any future regulatory actions, including the impact on the timing of product commercialization; the Company’s ability to generate revenue for ozureprubart for treatment of food allergy or CSU; the effectiveness of the Company’s execution on its commercial plan; the continuation of the Company’s key partnerships, licensing arrangements and collaborations; the Company’s ability to raise additional capital; manufacturing and supply availability; patent life and other rights or exclusivity; the effect of global economic conditions; and increases in regulatory oversight and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Projections also reflect assumptions made by the Company’s management as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.

None of the Company, GSK or any of their respective affiliates, advisors or other representatives (including J.P. Morgan) makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of the Company relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation of the Company, GSK or any of their respective affiliates, advisors or other representatives (including J.P. Morgan) that the Projections or the information contained therein is material. The Projections were prepared prior to the execution of the Merger Agreement and do not take into account any events or circumstances after the date that they were prepared, including the announcement of the Offer and the Merger. Except as required by applicable law, neither the Company nor any of its affiliates, advisors or other representatives (including J.P. Morgan) intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term).

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company in its public filings with the SEC. The Projections were developed by the Company’s management on a standalone basis without giving effect to the Transactions, including the Offer or the Merger, and therefore the Projections do not give effect to the Transactions or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions, including, among others, any costs incurred in connection with the Transactions. Furthermore, the Projections do not take into account the effect of any failure of the proposed Transactions, including the Offer or the Merger, to be completed and should not be viewed as accurate or continuing in that context.

The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that the Company, GSK or any of their respective affiliates, advisors or other representatives (including J.P. Morgan), or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. The Company’s management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections. The Projections may differ from published analyst estimates and forecasts.

The earnings before interest and taxes (“EBIT”) and unlevered free cash flow amounts contained in the Projections set forth below are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP, and were relied upon by the Board in connection with its consideration of potential strategic alternatives, including the Offer and the Merger. While the Company believes that such non-GAAP financial measures provide useful supplemental information in analyzing the Company’s financial results, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are typically required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

The most directly comparable GAAP financial measure for EBIT is operating income (loss) and the most directly comparable GAAP financial measure for unlevered free cash flow is net cash provided by (used in) operating activities. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Offer or the Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board in connection with its evaluation of potential strategic alternatives, including the Offer or Merger, or provided to or relied on by J.P. Morgan in connection with its financial analyses and the opinion that J.P. Morgan rendered in connection with the Offer and the Merger. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Projections to the relevant GAAP financial measures.

In light of the foregoing factors and uncertainties inherent in the Projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the summary of the Projections set forth below. The information and tables set forth below are included solely to give the Company’s stockholders access to a summary of the Projections that were made available to the Board and J.P. Morgan and are not included in this Schedule 14D-9 in order to influence any Company stockholder’s decision to tender shares pursuant to the Offer or for any other purpose.

The following table presents a summary of the Projections for the Company prepared by the Company’s management. As part of the Projections, the Company’s management assumed a federal income tax rate of 25% and the replenishment of the Company’s $318 million in federal Net Operating Losses as of December 31, 2024 with future tax loss carryforwards generated through profitability.

Projections (Risk-Adjusted)

(amounts in millions)

	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E
Total revenue	$—	$—	$—	$—	$—	$30	$90	$546	$1,117	$1,870	$2,874
Gross profit(1)	—	—	—	—	—	25	73	433	871	1,441	2,197
EBIT(2)	(129)	(188)	(213)	(244)	(279)	(289)	(160)	20	310	736	1,370
Unlevered Free Cash Flow(3)	($129)	($188)	($213)	($244)	($279)	($294)	($169)	($49)	$212	$590	$1,123

	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E
Total revenue	$4,063	$5,240	$6,741	$6,964	$7,157	$7,355	$3,678	$1,839	$919	$460	$230
Gross profit(1)	3,093	3,980	5,115	5,264	5,410	5,560	3,239	1,620	810	405	202
EBIT(2)	2,015	2,653	3,471	3,572	3,670	3,980	2,446	1,220	607	300	147
Unlevered Free Cash Flow(3)	$1,338	$1,818	$2,383	$2,652	$2,724	$2,956	$2,368	$1,182	$588	$292	$143

(1)	Represents revenue less (i) cost of goods sold, and (ii) royalty payments payable by the Company.

(2)

“EBIT,” as presented herein, represents a non-GAAP financial measure that is calculated as gross profit less (i) research and development expense, less (ii) selling, general and administrative expense, less (iii) milestone payments by the Company.

(3)

“Unlevered Free Cash Flow,” as presented herein, represents a non-GAAP financial measure that is calculated as EBIT less (i) taxes, plus (ii) depreciation and amortization, less (iii) capital expenditures, less (iv) changes in net working capital. Unlevered free cash flow does not take into account the impact of future financings on the Company’s estimated cash balance.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained J.P. Morgan to act as its financial advisor in connection with the Transactions and, in connection with such engagement, J.P. Morgan provided an opinion described under the captions “Item 4. The Solicitation or Recommendation — Opinion of the Financial Advisor to the Board — Opinion of J.P. Morgan Securities LLC,” which is attached as Annex I to this Schedule 14D-9 and incorporated herein by reference. J.P. Morgan has not been engaged to solicit or provide, and such opinion does not constitute, a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

Information pertaining to the engagement of J.P. Morgan is included under the captions “Item 4. The Solicitation or Recommendation – Opinion of the Financial Advisor to the Board – Opinion of J.P. Morgan Securities LLC,” and is incorporated herein by reference.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

Other than the scheduled vesting of Stock Options and RSUs, the issuance of Shares under the Company ESPP, the grant of Stock Options and RSUs in the ordinary course, and the exercise of Stock Options in the ordinary course, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (i) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (a) a tender offer for or other acquisition of the Shares by the Company, its subsidiary, or any other person; (b) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or its subsidiary; (c) any purchase, sale or transfer of a material amount of assets of the Company or its subsidiary; or (d) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (ii) there are no transactions, resolutions of the Board or agreements in principle or signed contracts that are entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (i) of this Item 7.

As described in the Merger Agreement, the Company will not, and will cause its directors and officers not to, directly or indirectly initiate, solicit or encourage acquisition proposals, but the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company) of the Offer to Purchase.

The information set forth in Section 11 (The Merger Agreement; Other Agreements) and Section 12 (Purpose of the Offer; Plans for the Company) of the Offer to Purchase is incorporated herein by reference.

Item 8. Additional Information.

Golden Parachute Compensation

The information set forth under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Information Regarding Golden Parachute Compensation” as it related to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K is incorporated herein by reference.

Conditions to the Offer

The information set forth in Section 15 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

Section 251(h) generally provides that stockholder approval of a merger is not required if certain requirements are met, including that: (i) the merger agreement expressly permits or requires the merger to be effected pursuant to Section 251(h) and provides that such merger be effected as soon as practicable following the consummation of the tender offer; (ii) the purchaser must tender for all outstanding shares on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger, provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer may exclude any excluded stock; (iii) immediately following the consummation of the tender offer, the purchaser must own the requisite number of shares of the target corporation to adopt the merger agreement if a meeting of stockholders had to be called; (iv) the purchaser must merge with or into the target corporation pursuant to the merger agreement; and (v) the outstanding shares of stock of the target corporation that are not purchased in the tender offer must be converted in the merger into, or into the right to receive, the same amount and kind of consideration that was paid for shares of stock of the target corporation in the tender offer. If the Minimum Tender Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) without submitting the adoption of the Merger Agreement to a vote of the Company stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and the Company will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of the Company stockholders in accordance with Section 251(h).

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware and is subject to the provisions of Section 203 of the DGCL (“Section 203”). In general, Section 203 prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

The Board has approved the Merger Agreement, the Offer, the Merger and the Transactions, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement, the Offer, the Merger and the Transactions.

U.S. Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations that have been promulgated thereunder (the “HSR Act”), certain transactions, including Purchaser’s purchase of

Shares pursuant to the Offer, may not be consummated unless Premerger Notification and Report Forms have been filed with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and any waiting period under the HSR Act has expired or been terminated. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirement.

Pursuant to the Merger Agreement, each of Parent and the Company will promptly file a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer is expected to expire 15 days following the filing of the Premerger Notification and Report Form, but this period may change if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to start a new 15-day waiting period. If the reviewing agency issues a formal request for additional information and documentary material, the waiting period will be extended until 11:59 p.m., Eastern Time, 10 days after Parent and the Company comply with such requests. After the waiting period expires or has been terminated, Parent and the Company will be free to complete the Offer and the Merger unless there (i) has been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, or (ii) has been any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental authority which directly, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. If any waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until the next day that is not a Saturday, Sunday or federal holiday at 11:59 p.m., Eastern Time.

Notice of Appraisal Rights

No appraisal rights are available to holders or beneficial owners of Shares in connection with the Offer. Unless otherwise specified expressly herein, all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. However, if the Offer is successful and the Merger is consummated, holders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, plus interest, if any, on the amount determined to be the fair value, as determined by the Delaware Court Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders and beneficial owners who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is qualified in its entirety by reference to Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that the Company will take no action to perfect any appraisal rights of any stockholder or beneficial owner.

Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL attached to this Schedule 14D-9 as Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL. If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder or beneficial owner, as applicable, and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Offer Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•

in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. Any stockholder or beneficial owner who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Merger Consideration, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to RAPT Therapeutics, Inc., 561 Eccles Avenue, South San Francisco, California 94080, Attention: Secretary at RAPT.

A record stockholder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand for appraisal should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time) and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the appraised value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Holder,” and such Shares, “Dissenting Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Holder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Holders. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenting Shares. The Delaware Court may require that Dissenting Holders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Holder who does not comply with such requirement. Accordingly, Dissenting Holders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Dissenting Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Holders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Holder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO TENDER SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE OFFER ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions but lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Annual and Quarterly Reports; Current Reports

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, and the Current Report on Form 8-K dated November 28, 2025, each of which has been filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

This Solicitation/Recommendation Statement of the Company on Schedule 14D-9 contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of the Company and GSK, including statements relating to the ability to complete and the timing of completion of the Transactions, including the anticipated occurrence, manner and timing of the proposed Offer, the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions to the consummation of the Merger, the possibility of any termination of the Merger Agreement, the prospective benefits of the proposed transaction, and other statements that are not historical facts. The forward-looking statements contained in this Solicitation/Recommendation Statement of the Company on Schedule 14D-9 are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. These statements may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the Offer; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the possibility that the proposed transaction does not close; negative effects of the announcement of the proposed transaction on the market price of the Shares or the Company’s operating results; unexpected significant transaction costs; the risk of litigation and/or regulatory actions related to the proposed transaction; potential adverse reactions or changes to business relationships resulting from the proposed acquisition, the effect of the announcement, pendency or consummation of the acquisition on the ability of RAPT Therapeutics to retain and hire key personnel or maintain key vendor, supplier or partner relationships; risks arising from data protection and cross-border data transfer laws and regulations in jurisdictions where the parties operate, including the People’s Republic of China; and the potential effect of the transaction on the Company’s clinical and preclinical pipeline. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on the Company’s consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the parties’ public filings with the SEC, including those described from time to time under the caption “Risk Factors” and elsewhere in the Company’s filings and reports with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, June 30, 2025, and September 30, 2025, the Current Report on Form 8-K filed January 20, 2026, or in GSK’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC by GSK, as well as the Tender Offer Statement on Schedule TO and related tender offer documents filed by Ultimate Parent, Parent and Purchaser on February 2, 2026, and this Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company. Any forward-looking statements are made based on the current beliefs and judgments of the Company’s and GSK’s management, and the reader is cautioned not to rely on any such forward-looking statements. Except as required by law, the Company and GSK do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 2, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO of GlaxoSmithKline LLC and Redrose Acquisition Co., filed with the Securities and Exchange Commission on February 2, 2026 (the “Schedule TO”))

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(1)(E)	Summary Advertisement, as published in The Wall Street Journal on February 2, 2026 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(5)(A)	Joint Press Release, dated January 20, 2026, issued by GSK plc and RAPT Therapeutics, Inc. (incorporated by reference to Exhibit 99.1 on the Current Report on Form 8-K filed by RAPT Therapeutics, Inc. on January 20, 2026 (File No. 001-38997))

(a)(5)(B)	Fairness Opinion, dated January 19, 2026, of J.P. Morgan Securities LLC (attached to this Schedule 14D-9 as Annex I)

(a)(5)(C)	Email from Brian Wong, M.D., Ph.D., President and Chief Executive Officer of the Company, to employees, dated January 20, 2026 (incorporated by reference to Exhibit 99.1 on the Schedule 14D-9C filed by RAPT Therapeutics, Inc. on January 20, 2026 (File No. 005-91191))

(a)(5)(D)	Employee FAQ, dated January 20, 2026 (incorporated by reference to Exhibit 99.2 on the Schedule 14D-9C filed by RAPT Therapeutics, Inc. on January 20, 2026 (File No. 005-91191))

(a)(5)(E)	Company All Staff Meeting Remarks, delivered by Brian Wong, M.D., Ph.D., President and Chief Executive Officer of the Company, dated January 20, 2026 (incorporated by reference to Exhibit 99.3 on the Schedule 14D-9C filed by RAPT Therapeutics, Inc. on January 20, 2026 (File No. 005-91191))

(a)(5)(F)	Investor FAQ, dated January 20, 2026 (incorporated by reference to Exhibit 99.4 on the Schedule 14D-9C filed by RAPT Therapeutics, Inc. on January 20, 2026 (File No. 005-91191))

Exhibit No.	Description

(a)(5)(H)	GSK plc investor call slides, dated January 20, 2026 (incorporated by reference to Exhibit (a)(5)(a) on the Schedule TO-C filed by Redrose Acquisition Co., GlaxoSmithKline LLC and GSK plc on January 20, 2026 (File No. 005-91191))

(a)(5)(I)	Social media content by Kaivan Khavandi on https://www.linkedin.com/, dated January 20, 2026 (incorporated by reference to Exhibit (a)(5)(b) on the Schedule TO-C filed by Redrose Acquisition Co., GlaxoSmithKline LLC and GSK plc on January 20, 2026 (File No. 005-91191))

(a)(5)(J)	Social media content by Chris Sheldon on https://www.linkedin.com/, dated January 20, 2026 (incorporated by reference to Exhibit (a)(5)(c) on the Schedule TO-C filed by Redrose Acquisition Co., GlaxoSmithKline LLC and GSK plc on January 20, 2026 (File No. 005-91191))

(e)(1)	Agreement and Plan of Merger, dated as of January 19, 2026, by and among RAPT Therapeutics, Inc., GlaxoSmithKline LLC, Redrose Acquisition Co. and GSK plc (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by RAPT Therapeutics, Inc. on January 20, 2026 (File No. 001-38997))

(e)(2)	Form of Tender and Support Agreement, dated as of January 19, 2026, between GlaxoSmithKline LLC, Redrose Acquisition Co. and the stockholders thereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by RAPT Therapeutics, Inc. on January 20, 2026 (File No. 001-38997))

(e)(3)	Mutual Confidential Disclosure Agreement, dated as of November 11, 2025, by and between GlaxoSmithKline Research & Development Limited and RAPT Therapeutics, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(e)(4)	Mutual Non-Disclosure Agreement, dated as of January 2, 2026, by and between GlaxoSmithKline LLC and RAPT Therapeutics, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

(e)(5)	Clean Team Agreement, dated as of January 5, 2026, by and between GlaxoSmithKline LLC and RAPT Therapeutics, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO)

(e)(6)	Exclusivity Agreement, dated as of January 2, 2026, by and between GlaxoSmithKline LLC and RAPT Therapeutics, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO)

(e)(7)	Amended and Restated Certificate of Incorporation of RAPT Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by RAPT Therapeutics, Inc. on November 4, 2019 (File No. 001-38997))

(e)(8)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of RAPT Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by RAPT Therapeutics, Inc. on June 17, 2025 (File No. 001-38997))

(e)(9)	Amended and Restated Bylaws of RAPT Therapeutics, Inc. (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by RAPT Therapeutics, Inc. on November 4, 2019 (File No. 001-38997))

(e)(10)	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by RAPT Therapeutics, Inc. on May 31, 2022 (File No. 001-38997))

(e)(11)	Form of Pre-Funded Warrant and Exchange Warrant (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by RAPT Therapeutics, Inc. on December 23, 2024 (File No. 001-38997))

(e)(12)	RAPT Therapeutics, Inc. 2015 Stock Plan (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-1 filed by RAPT Therapeutics, Inc. on July 5, 2019 (File No. 333-232572))

Exhibit No.	Description

(e)(13)	Forms of Stock Option Agreement, Notice of Stock Option Grant and Notice of Stock Option Exercise under the 2015 Stock Plan (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form S-1 filed by RAPT Therapeutics, Inc. on July 5, 2019 (File No. 333-232572))

(e)(14)	RAPT Therapeutics, Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-1 filed by RAPT Therapeutics, Inc. on July 22, 2019 (File No. 333-232572))

(e)(15)	Forms of Stock Option Agreement, Notice of Stock Option Grant and Notice of Stock Option Exercise under the 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form S-1 filed by RAPT Therapeutics, Inc. on July 22, 2019 (File No. 333-232572))

(e)(16)	Forms of Restricted Stock Unit Agreement and Notice of Grant of Restricted Stock Unit under the 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form S-1 filed by RAPT Therapeutics, Inc. on July 22, 2019 (File No. 333-232572))

(e)(17)	Form of Indemnification Agreement, by and between RAPT Therapeutics, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form S-1 filed by RAPT Therapeutics, Inc. on July 22, 2019 (File No. 333-232572))

(e)(18)	Amended and Restated Employee Offer Letter, by and between Brian Wong and RAPT Therapeutics, Inc., dated July 20, 2019 (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form S-1 filed by RAPT Therapeutics, Inc. on July 22, 2019 (File No. 333-232572))

(e)(19)	Amended and Restated Employee Offer Letter, by and between Dirk Brockstedt and RAPT Therapeutics, Inc., dated July 20, 2019 (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form S-1 filed by RAPT Therapeutics, Inc. on July 22, 2019 (File No. 333-232572))

(e)(20)	Offer Letter, by and between Rodney Young and RAPT Therapeutics, Inc., dated November 11, 2019 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by RAPT Therapeutics, Inc. on December 4, 2019 (File No. 001-38997))

(e)(21)	RAPT Therapeutics, Inc. Inducement Plan (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by RAPT Therapeutics, Inc. on May 8, 2025 (File No. 001-38997))

(e)(22)	Forms of Stock Option Agreement, Notice of Stock Option Grant and Notice of Stock Option Exercise under the RAPT Therapeutics, Inc. Inducement Plan (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by RAPT Therapeutics, Inc. on May 8, 2025 (File No. 001-38997))

(e)(23)	Forms of Restricted Stock Unit Agreement and Notice of Grant of Restricted Stock Unit under the RAPT Therapeutics, Inc. Inducement Plan (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed by RAPT Therapeutics, Inc. on May 8, 2025 (File No. 001-38997))

(e)(24)	RAPT Therapeutics, Inc. 2025 Equity Incentive Plan (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form S-8 filed by RAPT Therapeutics, Inc. on June 20, 2025 (File No. 333-288169))

(e)(25)	Form of Stock Option Agreement and Grant Notice for RAPT Therapeutics, Inc. 2025 Equity Incentive Plan (incorporated by reference to Exhibit 4.6 of the Registration Statement on Form S-8 filed by RAPT Therapeutics, Inc. on June 20, 2025 (File No. 333-288169))

Exhibit No.	Description

(e)(26)	Form of Restricted Stock Unit Award Agreement and Grant Notice for RAPT Therapeutics, Inc. 2025 Equity Incentive Plan (incorporated by reference to Exhibit 4.7 of the Registration Statement on Form S-8 filed by RAPT Therapeutics, Inc. on June 20, 2025 (File No. 333-288169))

(e)(27)	RAPT Therapeutics, Inc. Amended and Restated 2019 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.8 of the Registration Statement on Form S-8 filed by RAPT Therapeutics, Inc. on June 20, 2025 (File No. 333-288169))

(e)(28)	RAPT Therapeutics, Inc. Amended and Restated Non-Employee Director Compensation Policy

(e)(29)	Exclusivity Agreement Amendment, dated as of January 15, 2026, by and between GlaxoSmithKline LLC and RAPT Therapeutics, Inc. (incorporated by reference to Exhibit (d)(7) to the Schedule TO)

(g)	Not applicable

Annex I — Fairness Opinion, dated January  19, 2026, of J.P. Morgan Securities LLC to the Board of Directors of RAPT Therapeutics, Inc.

Annex II — Appraisal Rights, Section 262 of the Delaware General Corporation Law

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2026

RAPT Therapeutics, Inc.

By:	/s/ Brian Wong, M.D., Ph.D.
Name: Brian Wong, M.D., Ph.D.
Title: President and Chief Executive Officer

Annex I

CONFIDENTIAL

January 19, 2026

The Board of Directors

RAPT Therapeutics, Inc.

561 Eccles Avenue

South San Francisco, CA 94080

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the “Company Common Stock”), of RAPT Therapeutics, Inc., a Delaware corporation (the “Company”), of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of January 19, 2026 (the “Agreement”), among the Company, GlaxoSmithKline LLC, a Delaware limited liability company (the “Acquiror”), its wholly-owned subsidiary, Redrose Acquisition Co., a Delaware corporation (the “Purchaser”) and, solely for purposes of Section 8.11 thereof, GSK plc, a public limited liability company organized under the laws of England and Wales and the ultimate parent of the Acquiror and the Purchaser (the “Parent”). Pursuant to the Agreement, the Acquiror will (and will cause Purchaser to) commence a tender offer to acquire all of the outstanding shares of the Company Common Stock (the “Tender Offer”) for $58.00 in cash per share (the “Consideration”). The Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held by the Company (or held in the Company’s treasury), the Acquiror, the Purchaser or any of their respective wholly-owned subsidiaries and other than Dissenting Shares (as defined in the Agreement) or any shares of Company Common Stock irrevocably accepted for purchase in the Offer, will be converted into the right to receive an amount equal to the Consideration. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived

Annex I-1

therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Company’s significant shareholder, Medicxi Ventures (Jersey) Ltd. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Parent for which we and such affiliates have received customary compensation. Such services during such period have included acting as active bookrunner on a bond offering in November 2024. In addition, our commercial banking affiliate is sole lender under outstanding credit facilities of the Parent, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the Company Common Stock and the outstanding ordinary shares of Parent. In the ordinary course of our businesses, we and our affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Parent for our own account or for the accounts of customers and, accordingly, we likely hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares in the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be

Annex I-2

disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

Annex I-3

Annex II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.

Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the

Annex II -1

merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1)

If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)

If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring,

Annex II -2

domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)

Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and

Annex II -3

(ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled

Annex II -4

to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application

Annex II -5

to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Annex II -6